Exhibit 99.1

<center>**LEASE AGREEMENT**</center>

This LEASE AGREEMENT dated May 31, 2006 for identification purposes only, by and between Lewis Street Partners, LLC, a California limited liability company ("Landlord") and Heritage Bank of Commerce, a California corporation ("Tenant").

1. GRANT. In consideration of the mutual covenants herein contained and of good, lawful and valuable consideration, Landlord hereby demises and leases to Tenant, and Tenant hereby takes from Landlord, those certain premises (hereinafter called the "Premises") commonly known as 7598 Monterey Street, Suite 110, corner of Monterey Road and Lewis Street, Gilroy, CA 95023, consisting of approximately 2,505 rentable square feet and further described on the diagram attached as Exhibit A. The Premises constitute two of the six commercial condominium units located on the first floor of a newly constructed multi-use building (the "Project"), which commercial condominium units consist of a total area of approximately 6,941 rentable square feet. Residential condominiums are located on the second and third floors.

2. TERM. The primary term of this Lease shall be for a period of ten (10) years, commencing on October 1, 2006 (the "Commencement Date "), and ending September 30, 2016 (the "Initial Term"). Landlord and Tenant acknowledge that the Commencement Date is the projected date for completion of the interior improvements to the Premises to be constructed by Tenant. Accordingly, if Tenant is unable to complete construction of the interior improvements by October 1, 2006 as a result of delays caused by Landlord or delays caused by force majeure (including any such delay by the City of Gilroy or other governmental agency in connection with its review and approval of Tenant's final plans for such improvements and the issuance of any required permits), then the Commencement Date shall be extended by one day for each day of any such delay caused by Landlord or by force majeure so long as Tenant notifies Landlord of the nature and extent of any such delay within ten (10) days after the event giving rise to such delay shall have first occurred. Additionally, Tenant shall notify Landlord in writing of the date of Tenant's submission of its final plans to the City of Gilroy for review and approval and issuance of permits no later than ten (10) days after the final plans have been submitted to the City of Gilroy. Landlord shall have two (2) business days after Landlord's receipt of Tenant's plans for the improvements to review and approve Tenant's plans. Landlord's failure to review and approve Tenant's plans within such two-day period shall be deemed a Landlord delay. The City of Gilroy shall have four (4) weeks after receipt of Tenant's final plans to review and approve Tenant's final plans, and the first week of such four (4) week period to respond with any plan check comments. If the City of Gilroy fails to approve Tenant's final plans within such four-week period, such failure shall be deemed a delay caused by force majeure.

Provided that no uncured event of default (as defined in Section 22) exists at the expiration of the Initial Term or any subsequent option period, Lessor hereby grants to Lessee the option ("Options") to extend the Term for two successive five (5) year periods (such five year extensions are sometimes respectively referred to as the "First Option Period" and the "Second Option Period".)

   2.1. <u>Manner of Exercise</u>. In order to exercise the Options, Tenant must notify Landlord in writing of its election to exercise not later than ninety (90) days prior to the expiration of the Initial Term or the First Option Period, as the case may be (the "Option Notice").

<center>1</center>

2.2. Effect of Exercise. Lessee's lease of the Premises during the First or Second Option Periods shall be upon the terms, covenants and conditions contained herein, except that the Rent payable during such Option Period shall be as provided in Section 3 below. After the exercise of an Option, all references in the Lease to the "Term" shall be considered to mean the Term as extended, and all references to termination or to the end of the Term shall be considered to mean the termination or end of the Term as extended.

3. RENT AND SECURITY DEPOSIT. Tenant agrees to pay Rent to the Landlord for the Premises as follows:

3.1. Initial Term. Base Rent for the Initial Term shall be as follows:

Months	Base Monthly Rental	T.I. Credit Free Rent	Total Base Monthly Rental
01-12	$ 4,509.00	($4,509.00)	$ 0.00
13-24	$ 4,599.18	($4,599.18)	$ 0.00
25-27	$ 4,691.16	($4,691.16)	$ 0.00
28	$ 4,691.16	($1,878.36)	$ 2,812.80
29-36	$ 4,691.16	$ 0.00	$ 4,691.16
37-48	$ 4,784.99		$ 4,784.99
49-60	$ 4,880.69		$ 4,880.69
61-72	$ 4,978.30		$ 4,978.30
73-84	$ 5,077.87		$ 5,077.87
85-96	$ 5,179.42		$ 5,179.42
97-108	$ 5,283.01		$ 5,283.01
109-120	$ 5,388.67		$ 5,388.67

Within ten (10) days after execution of this Lease, Tenant shall deposit the sum of $4,509.00 with Landlord to be applied to the Base Rent due for the 28th and 29th months of the Term. In the event this Lease is terminated for any reason (other than a default by Landlord) prior to the Commencement Date, this deposit shall be retained by Landlord and shall not be refundable.

3.2. First Option Period. Base Rent during the First Option Period shall be an amount equal to 95% of Fair Market Rent as of the commencement of the First Option Period, determined as set forth in Section 3.4, provided that such Base Rent shall be at least $5,496.45 per month and not more than $5,658.11 per month, and shall be subject to a 2% annual increase.

3.3. Second Option Period. Base Rent during the Second Option Period shall be an amount equal to 95% of Fair Market Rent as of the commencement of the Section Option Period, determined as set forth in Section 3.4, provided that Base Rent shall be at least 2% greater and not more than 5% greater than the Base Rent in effect at the end of the First Option Period, and shall be subject to a 2% annual increase.

3.4. <u>Determination of Fair Market Rent</u>. Within fifteen (15) days after receipt of Tenant's Option Notice, Landlord shall advise Tenant of Landlord's determination of the Fair Market Rent for the Premises for the First Option Period or the Second Option Period, as applicable, and the Base Rent that would be payable for the Option Period based upon the terms of Sections 3.2 or 3.3 above, as applicable. Tenant, within fifteen (15) days after the date on which Landlord advises Tenant of the Fair Market Rent for the applicable Option Period, shall either (i) give Landlord final binding written notice ("Binding Notice") of Tenant's exercise of its Option, or (ii) if Tenant disagrees with Landlord's determination of the Fair Market Rent, provide Landlord with written notice of rejection (the "Rejection Notice"). If Tenant fails to provide Landlord with either a Binding Notice or Rejection Notice within such fifteen (15) day period, Tenant's Option shall be null and void and of no further force and effect. If Tenant provides Landlord with a Binding Notice, Landlord and Tenant shall enter into an amendment to this Lease upon the terms and conditions set forth herein. If Tenant provides Landlord with a Rejection Notice, Landlord and Tenant shall work together in good faith to agree upon the Fair Market Rent for the Premises for the applicable Option Period. When Landlord and Tenant have agreed upon the Fair Market Rent for the Premises, Landlord and Tenant shall enter into an amendment to this Lease confirming the extension of the Term for such five-year period and the Base Rent for the Premises for such Option Period in accordance with the terms and conditions hereof. Notwithstanding the foregoing, if Landlord and Tenant are unable to agree upon the Fair Market Rent for the Premises within thirty (30) days after the date Tenant provides Landlord with the Rejection Notice, then Landlord and Tenant shall each, within five (5) business days following the expiration of such 30-day period, appoint a qualified MAI appraiser who has had at least 5 years experience within the previous 10 years as a real estate appraiser working in the area, in turn those two independent MAI appraisers shall appoint a third MAI appraiser satisfying the same criteria and the majority shall decide upon the Fair Market Rent for the Premises for the applicable Option Period within thirty (30) days after the last appraiser has been appointed.

If either Landlord or Tenant fails to appoint an appraiser within the 5-day period referred to above, the appraiser appointed by the other party shall be the sole appraiser for the purposes hereof. Landlord and Tenant shall equally share in the expense of this appraisal except that in the event the Fair Market Rent for the Premises is found to be within five percent (5%) of the original rate quoted by Landlord, then Tenant shall bear the full cost of the appraisal process, and in the event the Fair Market Rent for the Premises is found to be more than five percent (5%) less than the original rate quoted by Landlord, then Landlord shall bear the full cost of the appraisal process.

As used herein, "Fair Market Rent" shall mean the arm's length fair market monthly rental rate per rentable square foot under leases entered into on or about the date on which the Fair Market Rent is being determined hereunder for space comparable to the Premises for a comparable term. The determination of Prevailing Market shall take into account the existence and quality of improvements within the space and any material economic differences between the terms of this Lease and any comparison lease, such as rent abatements, construction costs, improvement allowances and other concessions and the manner, if any, in which the landlord under any such lease is reimbursed for operating expenses and taxes. The determination of Fair Market Rent shall also take into consideration any reasonably anticipated changes in the Fair Market Rent from the time such Fair Market Rent is being determined to the time such Fair Market Rent will become effective under this Lease.

3.5. <u>Manner of Payment</u>. Rent shall be paid in advance, each payment to be made on the first day of each calendar month during the term of this Lease. Payments shall be payable at Landlord's address as hereinafter set forth, or at such other address or to such other person(s) as Landlord from time to time may designate.

3.6. <u>Late Charges and Interest</u>. In the event Tenant fails to make said rental payments on or before the tenth (10th) day of each month, in addition to any other remedy Landlord may have hereunder, Tenant shall pay to Landlord a late charge of Five Percent (5%) of the amount of the payment. Rent payments more than 30 days overdue (and any other amounts paid by Landlord for which Tenant is liable hereunder) shall bear interest at 12% per annum or the maximum lawful rate, whichever is less. Failure to pay rent after 10 days written notice from Landlord shall constitute an event of default under Section 22.

3.7. <u>Fractional Months</u>. With respect to any fractional month occurring during the primary or extended terms hereof, Rent payable for such fractional month shall be prorated based on the ratio that the number of days in such fractional month bears to the number of days in that calendar month.

3.8. <u>Amounts Payable as Additional Rent</u>. Tenant acknowledges that this is a modified gross lease and that Tenant is obligated to perform certain maintenance obligations with respect to the Premises as set forth in Section 7.1 below. Except as specifically otherwise set forth herein, Tenant shall not be required to reimburse Landlord for any costs associated with the ownership, operation, maintenance and/or repair of the Premises, the Project or the Common Areas. Any amounts payable to Landlord hereunder by Tenant, other than the Base Rent, shall be considered as additional Rent for purposes of this Lease.

3.9. <u>Security Deposit</u>. For so long as there is no Event of Default under this Lease, Tenant shall not be required to maintain a security deposit. Should Tenant default more than once in any twelve (12) month period with respect to any payment of Rent (including amounts payable as additional Rent), Landlord may require Tenant to maintain a security deposit in an amount determined by Landlord in its reasonable discretion but not more than two (2) months Rent at the level in effect as of the second default ("Security Deposit"). THE SECURITY DEPOSIT, IF ANY, SHALL NOT BE USED BY TENANT IN LIEU OF PAYMENT OF LAST MONTH'S RENT. If Tenant fails to pay rent or otherwise defaults under this Lease, Landlord may use or apply all or any portion of the Security Deposit towards the amount due Landlord, including without limitation: (i) late charges and non-sufficient funds ("NSF") fees; (ii) the repair of any damage to the Premises excluding ordinary wear and tear) caused by Tenant or Tenant's invitees, or (iii) cleaning the Premises, if necessary, upon termination of Tenant's occupancy. In the event the Security Deposit is so applied prior to the expiration of the Lease Term, Tenant shall within 10 days after written request from Landlord deposit sufficient additional funds to restore the Security Deposit to its original level. Landlord shall not be required to keep the Security Deposit separate from its general accounts. No interest shall be paid on the Security Deposit except as required by law. Within 30 days after Tenant vacates the Premises, Landlord shall return that portion of the Security Deposit which has not been used or applied towards the satisfaction of Tenant's obligations hereunder. Tenant agrees not to hold Broker (as hereinafter defined) responsible for the return of the Security Deposit.

4. USE.

4.1 <u>Permitted Use</u>. Tenant shall use the Premises for the purpose of conducting therein a commercial banking facility and lawfully related uses, including a night depository and an ATM machine. No other use is permitted without Landlord's prior written consent, which consent shall not be unreasonably withheld. If any use by Tenant, other than the uses permitted herein, causes an increase in the premium on Landlord's property or liability insurance, Tenant shall pay for the increased cost. Tenant shall not use the Premises in such manner as to violate any applicable law, rule, ordinance or regulation of any governmental body, restrictive covenant or common area agreement.

4.2 Exclusive Use. Landlord shall not enter into or consent to any lease, sublease, license or other agreement with, or consent to any assignment of any lease, sublease, license agreement or other agreement to, or permit the leasing, subletting, licensing, use or occupation of any portion of the Project by, any bank, savings and loan, corporate fiduciary trust, thrift, credit union, mortgage banking company, or any other person or entity providing depository, retail banking, mortgage banking, loan or credit union services and Landlord shall not permit the use of any other portions of the Project for any bank, savings and loan, corporate fiduciary trust, thrift, credit union or mortgage banking businesses or operations ("Financial Exclusive"). Landlord shall not violate Tenant's Financial Exclusive and shall take such actions as are reasonably necessary, including, without limitation, the inclusion of restrictive use clauses in other leases, subleases, license agreements and occupancy agreements and the enforcement thereof, to ensure that no tenants, subtenants, licensees or other occupants of the Project or any portion thereof violate Tenant's Financial Exclusive.

4.3 Leasing Restrictions. Landlord covenants and agrees that, during the Term of this Lease, it will not lease any space in the Project, nor will it consent to an assignment of any lease of space in the Project, or a subletting of any space in the Project, to or for any of the following (collectively, the "Leasing Restrictions"):

> (a) any convenience store such as a 7-11;
> (b) any liquor store;
> (c) any video rental store;
> (d) any dry cleaner;
> (e) Any entertainment or recreational facility including, but not limited to, a bowling alley, electronic or   mechanical games arcade, billard room,
> pool hall, gym, health club or fitness center, discotheque, dance hall, banquet hall, night club, bar, or tavern;
> (f) Any second-hand store, thrift store, or flea market; or
> (g) Any discount store comparable to a 99 Cents store.

In addition, Landlord covenants and agrees that, during the first five (5) years of the Term of this Lease, it will not lease any space in the Project, nor will it consent to an assignment of any lease of space in the Project, or a subletting of any space in the Project, to or for any restaurant.

5. HAZARDOUS MATERIAL.

5.1. <u>Use on the Premises</u>. Tenant shall not cause or permit any Hazardous Material to be brought upon, kept, or used in or about the Premises by Tenant, its agents, employees, contractors or invitees without the prior written consent of Landlord, which Landlord shall not unreasonably withhold as long as Tenant demonstrates to Landlord's reasonable satisfaction that such Hazardous Material is necessary or useful to Tenant's business and will be used, kept and stored in a manner that complies with all laws regulating any such Hazardous Material so brought upon or used or kept in or about the Premises. If Tenant breaches the obligation stated in the preceding sentence, or if the presence of Hazardous Material on the Premises caused by Tenant, its agents, employees, contractors or invitees results in contamination of the Premises, then Tenant shall indemnify, defend and hold Landlord harmless from any and all claims, judgments, damages, penalties, fines, costs, liabilities or losses (including, without limitation, diminution of value of the Premises, damages for the loss or restriction on use of rentable or usable space or of any amenity of the Premises, damages arising from any adverse impact on marketing of space, and sums paid in settlement of claims, attorney's fees, consultant fees and expert fees) which arise during the lease term as a proximate result of such contamination, excepting only criminal acts where the underlying injury or damage is not due to Tenant's negligence. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, remedies, removal or restoration work required by any federal, state or local governmental agency or political subdivision because of Hazardous Material present in the soil or ground water on or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Material on the Premises caused or permitted by Tenant results in any contamination of the Premises, Tenant shall promptly take all reasonable actions at its sole expense as are necessary to return the Premises to the condition existing prior to the introduction of any such Hazardous Material to the Premises. The foregoing indemnity shall survive the expiration or earlier termination of this Lease.

5.2. <u>Definition</u>. As used herein, the term "Hazardous Material" means any hazardous or toxic substance, material or waste, including, but not limited to, those substances, materials, and wastes listed in the United States Department of Transportation Hazardous Materials Table (49 CER 172.101) or by the Environmental Protection Agency as hazardous substances (40 DFR Part 302) and amendments thereto, or such substances, materials and wastes that are or become regulated under any applicable local, state or federal law.

5.3. <u>Disclosure</u>. Tenant shall disclose to Landlord the names and amounts of all Hazardous Materials, or any combination thereof, which Tenant intends to store, use or dispose of on the Premises.

5.4. <u>Inspection Rights</u>. Landlord and its Agents shall have the right, but not the duty, to inspect the Premises upon five (5) days notice to Tenant to determine whether Tenant is complying with the terms of this Lease. If Tenant is not in compliance with this Lease, Tenant shall proceed to cure its non-compliance as provided in the Lease. In case of emergency, Landlord shall have the right to immediately enter upon the Premises to remedy any contamination caused by Tenant's failure to comply with the terms of this Lease notwithstanding any other provisions of this Lease.

5.5. <u>Nature of Default</u>. Any default under Sections 5.1 through 5.4 shall be a material default enabling Landlord to exercise any of the remedies set forth in this Lease subject to Tenant's rights to cure.

5.6. <u>Landlord's Representations and Indemnity</u>. Landlord represents and warrants that to its best knowledge no Hazardous Materials are present in, on or under the Premises or the Project as of the date of execution of this Lease. Landlord shall indemnify, defend and hold Tenant harmless from any and all claims, judgments, damages, penalties, fines, costs, liabilities or losses (including, without limitation, damages for the loss or restriction on use of rentable or usable space or of any amenity of the Premises, and sums paid in settlement of claims, attorney's fees, consultant fees and expert fees) which arise during the Lease Term as a proximate result of any Hazardous Materials that were present in, on or under the Premises or the Project as of the date of execution of this Lease or as result of any Hazardous Materials that were used, stored, released or disposed of in, on or under the Premises or the Project by Landlord, its agents, employees or contractors. This indemnification of Tenant by Landlord includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, remedies, removal or restoration work required by any federal, state or local governmental agency or political subdivision because of Hazardous Material present in the soil or ground water on or under the Premises or the Project. Without limiting the foregoing, if the presence of any Hazardous Material on the Premises or the Project caused or permitted by Landlord results in any contamination of the Premises or the Project, Landlord shall promptly take all reasonable actions at its sole expense as are necessary to return the Premises and/or the Project to the condition existing prior to the introduction of any such Hazardous Material to the Premises and/or the Project. The foregoing indemnity shall survive the expiration or earlier termination of this Lease.

6. REAL ESTATE TAXES & ASSESSMENTS. Landlord shall pay all taxes, assessments (both general and special), or governmental charges lawfully levied or assessed on the Premises. Tenant shall not be required to pay any taxes, assessments or other governmental charges levied or assessed against the Premises or the Project.

7. MAINTENANCE.

7.1. <u>Tenant's Obligations</u>**.** Except as set forth in Section 7.2, Tenant shall be generally responsible for all interior maintenance of the Premises, including without limitation exposed interior plumbing and electrical wiring, window glass, plate glass, doors, janitorial and the interior surfaces of the Premises. Tenant shall also be responsible for exterior window glass, plate glass, and doors. Tenant shall maintain the heating, ventilating and air conditioning systems serving the Premises in good condition and repair and, in connection therewith, shall maintain service contracts with third party contractors for periodic maintenance of heating and air conditioning and ductwork. The foregoing shall require only that Tenant perform routine maintenance and repairs to the heating, ventilating and air conditioning systems serving the Premises and shall not require Tenant to make any replacements of the heating, ventilating and air conditioning system, or any major components thereof, unless such replacements are required as a direct result of the negligence or willful misconduct of Tenant, its agents or employees.

7.2. <u>Landlord's Obligations</u>. Throughout the Lease Term, Landlord shall, at Landlord's sole expense, maintain the exterior and structural portions of the Project (including landscaping and common area electricity), and the roof (including the roof membrane) in good condition and repair. In addition to the foregoing, Landlord shall be responsible for any replacements of the heating, ventilating and air conditioning systems serving the Premises, including any major components thereof, unless such replacements are required as a direct result of the negligence or willful misconduct of Tenant, in which event the cost of such replacements shall be paid by Tenant.

7.3. <u>Delivery to Landlord</u>. Tenant shall use reasonable care and diligence to keep and maintain the Premises free from waste or nuisance and shall deliver the Premises to Landlord in broom clean condition at the expiration of this Lease, reasonable wear and tear excepted.

8. REGULATIONS & CCR'S. Tenant will observe the General Rules and Regulations attached as Exhibit B and the Enabling Declaration Establishing a Plan for Condominium Ownership for Lewis Street, a Mixed Use Condominium Project, a draft of which is attached as Exhibit C (the "Declaration"). Tenant acknowledges that under the General Rules and Regulations, neither Tenant nor Tenant's employees shall park cars in the thirteen parking spaces in front of the Project. Landlord shall comply with, and perform, those terms, covenants, and conditions set forth in the Declaration which are applicable to an "Owner" of the Project, as such term is defined in the Declaration. Landlord shall indemnify, defend and hold Tenant harmless from all claims, liabilities, damages, losses, costs and expenses, including reasonable attorneys' fees, suffered or incurred by Tenant as a result of Landlord's failure to comply with, or perform its obligations under, the Declaration. If Landlord fails to comply with, or perform any of its obligations under, the Declaration, and as a result of such failure the Association (as defined in the Declaration) gives Tenant and/or Landlord written notice of a violation of the Declaration, then Tenant shall have the right, but not the obligation, to cure such violation within the time frame specified in the Association's notice. If Tenant elects to cure such violation, then Landlord shall reimburse Tenant for all costs incurred by Tenant to cure such violation within 30 days after Landlord's receipt of reasonably detailed invoices for the costs so incurred.

9. ALTERATIONS.

9.1. <u>Premises Unfinished</u>. Tenant acknowledges that the Premises are newly constructed and will be delivered to Tenant in a shell condition with no interior improvements. The building shell shall, however, include all improvements and equipment constructed or installed as of the date of this Lease, including conduit for sprinklers and roof-mounted HVAC units (2 force air units will be supplied, Ste#110 - 4 ton unit, Ste# 120 3 ton unit). Tenant shall be solely responsible for completing the build-out of the interior of the Premises for Tenant's use, including all improvements and fixtures to make the Premises suitable for Tenant's purposes. In the event Tenant wishes to engage Landlord or its affiliates to finish the interior, a separate agreement will be required. Landlord represents and warrants that the Premises and the Project, including Common Areas, are in compliance with all laws and regulations, have been built in a good and workmanlike manner with good materials in accordance with the plans therefore, and that the equipment and building systems serving the Premises are in good working order. The foregoing representations and warranties shall apply to any tenant improvements made by Landlord and shall be true as of the Commencement Date, provided that Tenant will repair any damage caused by Tenant or its contractors in connection with the improvements.

9.2. <u>Tenant Improvement Allowance</u>. Landlord shall provide Tenant with a Tenant Improvement Allowance of one hundred twenty five thousand two hundred fifty dollars ($125,250), which is equal to $50 per square foot, payable in the form of free rent for $125,250. Except for the foregoing tenant improvement allowance, all improvements to the Premises shall be at Tenant's sole cost and expense.

9.3. <u>Landlord's Consent for Structural Alterations</u>. Tenant shall not create any openings in the roof or exterior walls, nor make any structural alterations, additions or improvements to the Premises (including the initial tenant improvements, plans for which shall be submitted to the Landlord) without prior written consent of Landlord, which consent shall not be unreasonably withheld. Tenant shall have the right at all times to erect or install shelves, bins, electrical outlets, machinery, air conditioning or heating equipment and trade fixtures, provided that Tenant complies with all applicable governmental laws, ordinances and regulations.

9.4. <u>Ownership of Structural Alterations</u>. All alterations, additions or improvements (including freestanding sign poles) made by Tenant which are permanently attached to and made part of the Premises shall become the property of the Landlord at the expiration of the Lease term and any extensions thereof, except for signs (not including sign poles), trade fixtures, display furnishings and equipment used on the Premises and furnished by Tenant. Landlord acknowledges that the ATM and the night depository shall at all times remain the property of Tenant and may be removed from the Premises by Tenant at the expiration or sooner termination of this Lease.

9.5. <u>Tenant's Right to Make Non-Structural Alterations</u>. Tenant in its sole discretion shall have the right to make alterations or remodeling of a non-structural nature. Any alterations or remodeling of the exterior of any building or structure shall comply with all restrictions and common area agreements. Landlord shall be given at least 10 days prior notice of such non-structural alterations so as to permit Landlord to post a Notice of Non-responsibility.

9.6. <u>Removal of Trade Fixtures</u>. All shelves, trade fixtures, equipment, and other personal property installed by Tenant may be removed by Tenant from the Premises at any time during the Term of this Lease. Such removal shall be made in good workmanlike manner so as not to damage the Premises and any damage caused by such removal shall be promptly repaired by Tenant at its sole cost and expense. If Tenant installs automatic teller machines and/or a night depository in exterior walls of the Premises or a bank vault, safe deposit box or other secure facility anywhere in the Premises, Tenant shall, at Landlord's option upon any termination of this Lease, remove such fixtures and fully restore any affected portion of the Premises at Tenant's sole cost and expense.

10. LIENS. Except as specifically otherwise set forth in this Section 10, Tenant will not directly or indirectly create or cause to be created or to remain, and will promptly discharge, at its sole cost and expense, any mechanic's lien or lien of like nature against the Premises which Tenant has created or caused to be created.

Tenant may, at its sole cost and expense and in good faith, contest any such lien; provided, however, that Tenant shall indemnify and hold Landlord harmless from any and all loss, damage or expense occasioned by such contest. If, after contest, such lien is adjudged to be valid, Tenant shall promptly discharge the same.

As to mechanic's liens and other liens of like nature created or claimed by reason of transactions made by Landlord, Landlord shall keep the Premises free of same, indemnify defend and hold harmless Tenant and pay and satisfy all valid liens.

11. SIGNS. Subject to Tenant's receipt of all necessary approvals from the City of Gilroy, Tenant shall have the right to install Tenant identification signage on the exterior of the building and/or the roof of the building, and "eyebrow" signage on the exterior walls of the building facing both Monterey Road and Lewis Street. In addition, the building shall, at Tenant's request, be referred to as the "Heritage Bank Building" and Tenant shall have the right to install appropriate signage on the building identifying the building as the "Heritage Bank Building." Tenant, at its sole expense shall pay for signage and its installation. All signage must be pre-approved by the Landlord and the City of Gilroy and shall be installed by a company approved by Landlord; Landlord's approval of any signage, and the company selected by Tenant to install such signage, shall not be unreasonably withheld. Tenant's signage is expected to be as depicted on Exhibit D and Landlord will cooperate in obtaining City approval. Removal of such signs shall be made at Tenant's sole expense by a firm approved by Landlord and in such manner as to avoid damage or defacement of the Premises. Tenant shall be responsible for any such damage or defacement.

12. LANDLORD'S RIGHT OF ENTRY.

12.1. <u>Generally</u>. Subject to Tenant's consent, which shall not be unreasonably withheld, and reasonable prior notice, Landlord and its authorized agents may enter the Premises during Tenant's normal business hours for the following purposes; (a) to inspect the general conditions and state of repair of the Premises; and (b) to show the Premises to any prospective purchaser, tenant or mortgagee. Such entry by Landlord shall be under the supervision of Tenant. Landlord shall not interfere with, or create a hazard to, Tenant's normal business operations during such entry. In the event of an emergency condition arising within the Premises which endangers property or the safety of individuals, such consent is hereby waived by Tenant.

12.2. <u>End of Term</u>. Within ninety (90) days prior to the expiration of the Term, including extensions hereof; Landlord may enter the Premises during Tenant's normal business hours, upon not less than 24 hours' prior notice, to show the Premises to prospective tenants. During the final thirty (30) days of the Term, including extension periods, Landlord and its authorized agents may erect on, or about, the Premises its customary sign advertising the property for sale or lease, provided such sign does not interfere with Tenant's building signage, or interfere with or create a hazard to Tenant's normal business operation.

13. ASSIGNMENT & SUBLETTING. Tenant shall not be permitted to assign, transfer or otherwise sublet its interest under this Lease, without the prior written consent of Landlord, which shall not be unreasonably withheld. In determining whether such proposed assignment, transfer or sublet is reasonable, Landlord may consider whether: (a) Tenant is then current under its obligations under this Lease; (b) the assignee/transferee/subtenant evidences the financial wherewithal to perform the Tenant's obligations under this Lease; and (c) the assignee/transferee/ subtenant evidences experience to Landlord's satisfaction in owning and operating the type of business which the assignee/transferee/subtenant proposes to conduct in the Premises. Tenant shall reimburse Landlord for all of Landlord's reasonable costs (including without limitation reasonable attorneys' fees) incurred in reviewing the proposed assignment, sublease or transfer. Tenant shall remain fully responsible in all aspects for the assignee/transferee/subtenant's performance hereunder. Notwithstanding the provisions of this Section 13 to the contrary, Landlord's consent shall not be required for any assignment, sublease or transfer to an entity that (i) controls, is controlled by, or is under common control with, Tenant, (ii) an entity which results from a merger, consolidation or other reorganization with Tenant, provided that, if Tenant is not the surviving entity, the surviving entity has a net worth at the time of such assignment that is equal to or greater than the net worth of Tenant immediately prior to such transaction; or (iii) an entity which purchases or otherwise acquires all or substantially all of the assets of Tenant (each, a "Permitted Transfer").

14. UTILITIES. Tenant shall be solely responsible for any utilities that are separately metered or charged to the Premises for use exclusively within the Premises, including without limitation gas, electricity, telephone, cable or wireless internet services and satellite television. Landlord shall pay, without reimbursement by Tenant, any and all charges for water, sewage, garbage and any other utilities which are not separately metered or charged to the Premises.

15. CASUALTY & RESTORATION. If the Premises and/or the building are totally or partially damaged or destroyed by fire, earthquake, accident or other casualty, Landlord shall repair and restore the Premises and/or the building, as applicable, unless either Landlord or Tenant elects to terminate this lease as permitted herein. Landlord shall have the right to terminate this Lease if (i) the damage to the Premises and/or the building is caused by a casualty that Landlord was not required to insure against under the terms of this Lease, and the cost to repair and restore the Premises will exceed $500,000, or (ii) the Premises and/or the building cannot be fully repaired and restored within one hundred eighty (180) days from the date of the casualty. Landlord shall notify Tenant of the estimated time required to repair and restore the Premises and/or the building within 30 days after the date of the casualty and, if Landlord has the right to terminate this Lease as permitted herein, whether Landlord has elected to terminate this Lease. Tenant shall have the right to terminate this Lease if the Premises cannot be fully repaired and restored within one hundred eighty (180) days from the date of the casualty. If neither Landlord nor Tenant elect to terminate this Lease as permitted herein, then Landlord shall promptly commence the repair and restoration of the Premises and/or the building and shall diligently pursue the same to completion. Tenant shall be entitled to a proportionate abatement of rent from the date of the casualty until the Premises are fully repaired and restored, based on the extent to which Tenant's use of the Premises is impaired as result of such casualty, repair and restoration.

16. INDEMNITY. Landlord shall not be liable to Tenant or Tenant's employees, agents or visitors, or to any other person whosoever, for any injury to person or damage to property in the Premises caused by the negligence or misconduct of Tenant, its agents, servants or employees, or of any other person entering the Premises under express or implied invitation of Tenant; or caused by the Premises becoming out of repair, or caused by leakage of gas, oil, water or steam or by electricity emanating from the Premises, or due to any other cause whatsoever, except to the extent that any of the foregoing are due to the negligence or willful misconduct of Landlord, its agents, employees or contractors, or Landlord's breach of its obligations hereunder. Tenant shall indemnify, defend and hold Landlord harmless from all expense or claims arising from the death of or any accident, occurrence, injury, loss or damage whatsoever caused to any person or to the property of any person or entity as shall occur in or upon the Premises, except to the extent such loss, expense, or claims arise from negligence or willful misconduct of Landlord, its agents, employees, or contractors.

17. INSURANCE.

17.1. <u>Tenant's Insurance</u>. Tenant's personal property, fixtures, equipment, inventory and vehicles are not insured by Landlord against loss or damage due to fire, theft, vandalism, rain, water, criminal or negligent acts of others, or any other cause. Tenant is to carry Tenants own property insurance to protect Tenant from any such loss. Tenant shall also carry commercial general liability insurance in an amount not less than $1,000,000 for injury to one person, $5,000,000 for injuries to persons in one accident with a $5,000,000 combined single limit for bodily injury and property damage. Tenant's liability insurance shall name Landlord and Landlord's agent as additional insured. Tenant, upon Landlord's request, shall provide Landlord with a certificate of insurance establishing Tenant's compliance. Landlord shall maintain commercial general liability insurance insuring Landlord, but not Tenant, in the same amounts set forth above, plus property insurance in an amount deemed sufficient by Landlord. Tenant is advised to carry business interruption insurance in an amount at least sufficient to cover Tenant's complete rental obligation to Landlord. All insurance under this Section shall be maintained with insurance companies rated B+ in "Best's Insurance Guide" and qualified to do business in the state in which the Premises are located.

17.2. <u>Landlord's Insurance</u>. Landlord shall maintain standard fire and "all risk" coverage in an amount at least equal to the full replacement cost of the Premises and the building. Landlord shall not be required to maintain earthquake or flood coverage. The cost of such insurance shall be paid by Landlord without reimbursement by Tenant.

17.3 <u>Waiver of Subrogation</u>. Landlord and Tenant each hereby waive all rights of recovery against the other on account of loss or damage occasioned to such waiving party for its property or the property of others under its control to the extent that such loss or damage is insured against under any insurance policies which are required by the terms of this Lease or may otherwise be in force at the time of such loss or damage. Tenant and Landlord shall, upon obtaining policies of insurance required hereunder, give notice to the insurance carrier that the foregoing mutual waiver of subrogation is contained in this Lease and Tenant and Landlord shall cause each insurance policy obtained by such party to provide that the insurance company waives all right of recovery by way of subrogation against either Landlord or Tenant in connection with any damage covered by such policy.

18. COMMENCEMENT DATE. Intentionally omitted.

19. CONDEMNATION. If all or part of the Premises is condemned for public use, either party may terminate this agreement as of the date possession is given to the condemning authority. All condemnation proceeds, exclusive of those allocated by the condemning authority to Tenant's relocation costs, trade fixtures, loss of good will, and business interruption costs, shall belong to Landlord.

20. HOLDING OVER. Should Tenant hold over the Premises or any part thereof after the expiration of the Term of this Lease, unless otherwise agreed in writing, such holding over shall constitute and be construed as a tenancy from month to month only. All obligations and duties imposed by this Lease upon Landlord and Tenant shall remain the same during any such period of occupancy, except that the Base Rent shall be 125% of the amount in effect as of the expiration of the Term.

21. QUIET ENJOYMENT. Landlord warrants that it has the full right and authority to enter into and perform this Lease and to grant the estate herein demised, and covenants and agrees that at all times during the Term of this Lease, including extension periods, when Tenant is not in default beyond any term provided herein for the curing of such default, Tenant's quite and peaceful enjoyment of the Premises and of all rights, easements, appurtenances and privileges belonging or otherwise appertaining thereto shall not be disturbed or interfered with by Landlord or any other tenant of the Project.

22. DEFAULT OF TENANT. The following events shall be deemed to be events of default by Tenant under this Lease:

(a) Tenant shall fail to pay any installment of Rent and such failure shall continue for a period of ten (10) days after Tenant's receipt of written demand thereof from Landlord.

(b) Tenant shall fail to comply with any term, provision, or covenant of this Lease, other than the payment of rent, and such failure shall continue for a period of thirty (30) days after Tenant's receipt of written notice thereof from Landlord (or, if the cure cannot be effected within said thirty (30) day period, then within such additional period of time as may be required to cure such default, provided Tenant is diligently and continuously pursuing the cure to completion).

(c) Tenant shall become insolvent, or shall make a transfer in fraud of creditors, or shall make an assignment for the benefit of creditors.

(d) Tenant shall file a petition under any section or chapter of the Bankruptcy Act, as amended, or under any similar law or statute of the United States or any State thereof; or Tenant shall be adjudged bankrupt or insolvent in proceedings filed against Tenant thereunder.

(d) A receiver or trustee shall be appointed for all or substantially all of the assets of Tenant.

(e) Tenant shall have abandoned the Premises, which for purposes of this Lease shall mean that Tenant has vacated the Premises for more than 30 consecutive days while in default in the payment of Rent.

23. REMEDIES.

23.1. Landlord's Election. Upon the occurrence of any uncured event of default as set forth in Section 22, Landlord may, at its option, in addition to any other remedies available to it at law or in equity and without being considered an election of remedies, without further notice or demand of any kind to Tenant or any other person:

(a) Declare this Lease Agreement terminated and reenter the Premises and take possession thereof and remove all persons therein, and Tenant shall have no further claim thereon or hereunder; or

(b) Without declaring this Lease Agreement terminated, reenter the Premises and occupy the whole or any part thereof for and on account of Tenant and collect any unpaid rentals and other charges, which have become payable, or which may thereafter become payable; or

(c) Even though Landlord has reentered the Premises, Landlord may thereafter elect to terminate this Lease and all of the rights of Tenant in or to the Premises.

23.2. <u>No Deemed Terminations</u>. Should Landlord have reentered the Premises under the provisions of this Section 23, Landlord shall not be deemed to have terminated this Lease, or the liability of Tenant to pay any Rent or other charges thereafter accruing, or to have terminated Tenant's liability for damages under any of the provisions hereof, by any such reentry or by any action, in unlawful detainer or otherwise, to obtain possession of the Property, unless Landlord shall have notified Tenant in writing that it has elected to terminate this Lease. Tenant further covenants that the service by Landlord of any notice pursuant to applicable unlawful detainer statutes and the surrender of possession pursuant to such notice shall not (unless Landlord elects to the contrary at the time of or at any time subsequent to the serving of such notices and such election is evidenced by a written notice to Tenant) be deemed to be a termination of this Lease.

23.3. <u>Damages</u>. Should Landlord elect to terminate this Lease pursuant to the provisions of this Section 23, Landlord may recover from Tenant as damages, the following:

(a)   The worth at the time of award of any unpaid Rent which had been earned at the time of such termination; plus

(b)   The worth at the time of award of the amount by which the unpaid Rent which would have been earned after termination until the time of award exceeds the amount of such rental loss Tenant proves could have been reasonably avoided; plus

(c)   The worth at the time of award of the amount by which the unpaid Rent for the balance of the term after the time of award exceeds the amount of such rental loss that Tenant proves could be reasonably avoided; plus

(d) Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, including, but not limited to any costs or expenses incurred by Landlord in: (i) retaking possession of the Premise, including reasonable attorney's fees therefor; or (ii) maintaining or preserving the Premises after an event of default; plus

(e) At Landlord's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by the laws of the State of California.

23.4. <u>Discount Rate</u>. As used in this Section 23, the "worth at the time of award" is computed by discounting rental loss to present value using the Federal Reserve Bank of San Francisco discount rate plus one percent (1%).

24. EXPENSES & ATTORNEY'S FEES. If either party incurs any expense, including reasonable attorney's fees, in connection with any action or proceeding instituted by either party by reason of any default or alleged default of the other party hereunder, the prevailing party in such action or proceeding shall be entitled to recover its reasonable expenses from the other party.

25. SUBORDINATION. This Lease is subject and subordinate to the lien of any mortgage, deed of trust or other security instrument (hereinafter referred to collectively as "mortgage") now in force regarding the Premises and to all advances, renewals, replacements and extensions made or hereafter to be made upon the security thereof, provided, however, so long as no default exists hereunder on the part of Tenant after the expiration of all applicable grace periods, Tenant's tenancy and its rights under the terms and conditions of this Lease shall not be disturbed, nor shall this Lease be affected by any default under such mortgage and any successor to Landlord shall be bound by the obligations of Landlord under this Lease. In the event foreclosure or enforcement of any such mortgage, the rights of Tenant and its tenancy hereunder shall survive and this Lease shall in all respects continue in full force and effect. This subordination is self-operative without the need for any further document or instrument. In the event Landlord or any mortgagee requests in writing that Tenant execute any instruments to additionally evidence such subordination, such instruments shall be in form and substance reasonably acceptable to Tenant. Landlord shall have the right to subordinate this Lease to any mortgages to be recorded against the Premises after the date of this Lease provided that the holder of such mortgage concurrently executes and delivers to Tenant a non-disturbance agreement reasonably acceptable to Tenant.

26. ESTOPPEL CERTIFICATES. Landlord and Tenant shall, at any time during the primary Term or any extension thereof, within twenty (20) days of either Landlord's or Tenant's written notice to the other, certify that this Lease is unmodified and in full force and effect (or, if there have been any modifications, that this Lease is in full force and effect as modified and stating the modifications), whether the party receiving the notice knows of any default under this Lease and if there are known defaults specifying the nature thereof, and the dates to which the Rent and other charges have been paid in advance, if any. Such statement shall act as a waiver of any claim by the responding party to the extent that such claim is based upon the facts contrary to those asserted in the statement and to the extent that the claim is asserted against a bona fide encumbrance or purchaser for the value without knowledge of facts to the contrary of those contained in the statement, and who has acted in reasonable reliance upon the statement. If demanded by the party receiving any such request, the requesting party shall join in the execution of any such estoppel certificate. In the event that Landlord or Tenant, as the case may be, should fail within twenty (20) days to comply with this provision, such failure shall be deemed an acknowledgment by such party that the statement as submitted is true and correct.

27. NOTICES. All notices, elections, demands or other statements this Lease requires or permits either party to give to the other shall be in writing and shall be personally delivered, deposited in the United States Mail with postage prepaid, or sent by facsimile, or transmitted by overnight courier which obtains a delivery signature. Notices sent by facsimile shall be deemed received on the date of transmission (provided that receipt is telephonically confirmed) and notices transmitted by overnight courier shall be deemed received on the first business day that the courier attempts delivery. In all instances, notices are to be addressed to the respective parties as follows:

Landlord: Lewis Street Partners, LLC
                    PO Box 1901
                    Gilroy, CA 95021
                    Phone: (408) 847 2136
                    Fax: (408) 847 8134
                    Attn: Mark Hewell

Tenant: Heritage Bank of Commerce
                    150 Almaden Boulevard
                    San Jose, CA 95113
                    Phone: (408) 792-4066
                    Fax: (408) 947-6910
                    Attn: Tom Kosmal

Either party or any person entitled to notice hereunder may from time to time designate to the others, in writing and given in accordance with this paragraph, a different address for service of notice.

28. **BROKERAGE COMMISSIONS & FINDER'S FEES.** Landlord has been represented by Renz & Renz (George Renz) and Tenant has been represented by CPS (Erik L. Hallgrimson and Maryanna McSwain) hereinafter collectively referred to as "Brokers") in connection with the negotiation of this Lease Agreement. Landlord and Tenant acknowledge that compensation is payable to Brokers pursuant to a separate written agreement. Landlord and Tenant severally represent and warrant that they have engaged no other brokers or finders, and that no other claims for brokerage commissions or finder's fees will arise in connection with the execution of this Lease. Each of the parties agrees to indemnify the other against and hold it harmless from all liabilities arising from any such claim arising on account of its acts or omissions (including, without limitation, the cost of attorney's fees in connection therewith).

29. LIMITATION ON BROKER OBLIGATIONS. Landlord and Tenant acknowledge and agree that Brokers (i) do not guarantee the condition of the Premises; (ii) cannot verify representations made by others; (iii) will not verify zoning and land use restrictions; (iv) cannot provide legal or tax advice; (v) will not provide other advice or information that exceeds the knowledge, education or experience required to obtain a real estate license; vi) do not decide what rental amount Tenant should pay or Landlord should accept; and (vii) do not decide upon the length or other terms of the Lease. Landlord and Tenant agree that they will seek legal, tax, insurance, and other desired assistance from appropriate professionals.

30. TENANT'S REPRESENTATIONS. Tenant represents and warrants that this Lease has been duly approved by Tenant's Board of Directors and is Tenant's legal, valid and binding obligation, enforceable against Tenant in accordance with its terms.

31. LANDLORD'S TRANSFER. Tenant agrees that, upon any transfer of the Project, the transferee of Landlord's interest shall be substituted as Landlord under this Lease. Landlord will be released of any further obligation to Tenant regarding the Security Deposit, provided that the Security Deposit is returned to Tenant upon such transfer, or if the Security Deposit is actually transferred to the transferee. For all other obligations under this Lease, Landlord is released of any further liability to Tenant for the performance of any obligations arising after the date of such transfer.

32. RIGHT OF FIRST REFUSAL. Provided Tenant is not then in default under the terms, covenants and conditions of this Lease, Tenant shall have an ongoing right of first refusal (the "Offer Right") to lease the approximately one thousand four hundred twenty-one (1,421) square feet of space adjacent to the Premises and commonly known as Suite 130 (the "Offer Space"). If, at any time during the Term, excluding any Renewal Term, Landlord receives a third-party offer to lease or purchase the Offer Space, as evidenced by a letter of intent or other written offer, Landlord shall notify Tenant in writing of the terms and conditions of such third-party offer if such third-party offer is an offer to lease or, if such third-party offer is an offer to purchase the Offer Space, then Landlord shall notify Tenant in writing of the terms and conditions upon which Landlord would be willing to lease the Offer Space to the public, provided, however, that the base rent for the Offer Space shall be the then Fair Market Rent for the Offer Space (in either instance, "Landlord's Notice"). Tenant shall have a period of ten (10) business days after receipt of Landlord's Notice in which to exercise Tenant's Offer Right to lease the Offer Space pursuant to the terms and conditions contained in Landlord's Notice, failing which Landlord may lease or sell the Offer Space, as applicable, to the third party on substantially the same terms and conditions as those set forth in Landlord's Notice. If Tenant exercises its Offer Right in accordance with the terms and conditions of this Section 32, effective as of the date Landlord delivers the Offer Space (the "Delivery Date"), the Offer Space shall automatically be included within the Premises and subject to all the terms and conditions of the Lease, except as set forth in Landlord's Notice and as follows:(i) unless Landlord's Notice specifies otherwise, the Offer Space shall be leased on an "as is" basis and Landlord shall have no obligation to improve the Offer Space or grant Tenant any improvement allowance thereon; and (ii) if requested by Landlord, Tenant shall execute a written memorandum or amendment confirming the inclusion of the Offer Space and the Base Rent for the Offer Space. If Landlord is delayed delivering possession of the Offer Space due to the holdover or unlawful possession of such space by any party, Landlord shall use reasonable efforts to obtain possession of the space as soon as reasonably possible, and the commencement of the term for the Offer Space shall be postponed until the date Landlord delivers possession of the Offer Space to Tenant free from occupancy by any party.

33. **LANDLORD DEFAULT.** Landlord shall be deemed to be in default under this Lease if Landlord shall fail to comply with any term, provision or covenant of this Lease, and such failure shall continue for a period of thirty (30) days after receipt of written notice thereof from Tenant (or, if the cure cannot be effected within such 30-day period, then within such additional time as may be required to cure such default, provided Landlord is diligently and continuously pursuing the cure to completion). In the event of any default of Landlord hereunder, Tenant shall be entitled to pursue any and all remedies available to Tenant at law or in equity, including the remedies of specific performance and damages for breach of contract. In addition to the foregoing remedies, if Landlord fails to perform any of its repair and maintenance obligations under this Lease, and such failure continues for more than thirty (30) days after receipt of written notice thereof from Tenant (or, if such obligations cannot be performed within such 30-day period, then within such additional time as may be required to perform such obligations, provided Landlord is diligently and continuously pursuing the performance of such obligations), then Tenant shall have the right to perform such repairs and/or maintenance provided that the same are completed in a good and workmanlike manner by licensed contractors. Landlord shall reimburse Tenant for the cost of any such repairs and/or maintenance performed by Tenant within thirty (30) days after receipt of reasonably detailed invoices or receipts for the costs incurred by Tenant.

34. **MISCELLANEOUS.**

34.1. Captions and Section Numbers. The captions and section and article numbers appearing in this Lease are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or intent of such sections or articles neither of this Lease, nor in any way affect this Lease.

34.2. Consent. Whenever the consent of either party is required to an action under the terms of this Lease, such consent shall not be unreasonably withheld nor delayed.

34.3. Remedies Cumulative. The various rights, options, elections, powers and remedies contained in this Lease, including the rights herein granted to terminate this Lease, shall be construed as cumulative and no one of them shall be exclusive of any of the others, or of any other legal or equitable remedy which either party might otherwise have in the event of breach or default in the terms hereof, and the exercise of one right or remedy by such party shall not impair its right to any other right or remedy until all obligations imposed upon the other party have been fully performed. It is intended that each of the agreements and covenants of Landlord and Tenant set forth herein be deemed both a covenant and a condition.

34.4. Governing Law. This Lease shall be interpreted and construed under the laws of the State of California.

34.5. No Partnership. Nothing contained in this Lease shall be deemed or construed by the parties hereto or by any third person to create the relationship of principal and agent or of partnership or of joint venture or any association between Landlord and Tenant, and neither the method of computation of rent nor any other provision contained in the Lease nor any acts of the parties hereto shall be deemed to create any relationship between Landlord and Tenant other than the relationship of Landlord and Tenant.

34.6. No Waiver. No waiver of any default hereunder shall be implied from any omission by either party to take any action on account of such default if such default persists or is repeated, and no express waiver shall affect any default other than the default specified in the express waiver, and then only for the time and to the extent therein stated. No delay or omission by either party hereto to exercise any right or power accruing upon non-compliance or default by the other party with respect to any of the terms hereof, or otherwise accruing hereunder shall impair any such right or power or be construed to be a waiver thereof. One or more waivers of any breach of any covenant, term or condition of this Lease shall not be construed as a waiver of any subsequent breach of the same covenant, term or condition. The consent or approval by a party to or of any act by the other party requiring the former party's consent or approval shall not be deemed to waive or render unnecessary such former party's consent or approval to or of any subsequent similar acts by the other party.

34.7. <u>Entire Agreement; Amendments</u>. As of the execution hereof, this Lease (i) contains all covenants, conditions, representations, understandings and agreements between Landlord and Tenant relating in any manner to the rental, use and occupancy of the Premises and the other matters set forth in this Lease and (ii) supersedes and cancels all previous oral or written negotiations, representations, brochures, understandings and agreements, if any, between the parties and none thereof shall be used to interpret or construe this Lease. The covenants and agreements of this Lease cannot be altered, changed, modified or added to, except in writing signed by the party to be charged.

34.8. <u>Effectiveness</u>. Regardless of which party has prepared this Lease, the parties acknowledge and agree that this Lease: (i) has been duly negotiated and that no inferences or presumptions shall arise against the party preparing it; and (ii) shall have no effect unless and until this Agreement has been executed by a duly authorized representative of both Landlord and Tenant.

34.9. <u>Severability</u>. Any provision or provisions of this Lease which shall prove to be invalid, void or illegal, shall in no way affect, impair or invalidate any other provision hereof, and the remaining provisions hereof shall nevertheless remain in full force and effect.

34.10. <u>Time of the Essence</u>. Time is of the essence with respect to all matters provided in this Lease.

34.11. <u>Counsel</u>. Tenant acknowledges that it has been advised of its right to engage counsel in connection with the negotiation and preparation of this Lease and its Exhibits.

34.12. <u>Recording of Lease</u>. The parties agree that this Lease shall not be recorded, provided however, upon the request of either party hereto, the other party shall join in the execution of a Memorandum or so called "short-form" of Lease for the purpose of recording. Said Memorandum shall describe the parties, the Premises, the Lease term, Tenant's Financial Exclusive, the Leasing Restrictions, and Tenant's right of first offer, and shall incorporate this Lease by reference. The party requesting execution of said Memorandum shall pay all expenses of recording. Upon termination or cancellation of this Lease, Tenant shall promptly prepare and deliver to Landlord, in recordable form, any release or other documentation as may be reasonably requested by Landlord's counsel sufficient to release this Lease from the public record.

IN WITNESS WHEREOF, the parties have caused this Lease Agreement to be duly executed on the date first above written.

LANDLORD: TENANT:

Lewis Street Partners, LLC   Heritage Bank of Commerce,
a California limited liability company   a California corporation

By _____   By _____
Mark Hewell   Walter T. Kaczmarek
President & CEO   President & CEO

Date: _____   Date: _____

Exhibit A
Diagram of Premises
(Original Diagram to be exchanged after tenant has completed their Interior Improvements)



Exhibit B

General Rules and Regulations

1**.** Tenant's employees shall not be permitted to park in any parking spaces directly in front of the Project at any time, seven days a week, day or night, regardless of city parking signs in or around the building that state otherwise. It is intended that all of such spaces be made available to customers of the commercial units located on the ground floor.

2. Tenant shall not suffer or permit the obstruction of any Common Areas, including driveways, walkways and stairways.

3. Landlord reserves the right to refuse access to any persons Landlord in good faith judges to be a threat to the safety, reputation or property of the Project or its occupants.

4. Tenant shall not make or permit any noise or odors that annoy or interfere with other Tenants or their invitees.

5. Tenant shall not keep animals or birds within the Project, and shall not bring bicycles, motorcycles or other vehicles into areas not designated as authorized for same.

6. Lessee shall not permit litter except in appropriate receptacles for that purpose.

7. Intentionally omitted.

8. Tenant shall be responsible for the inappropriate use of any bathrooms, plumbing or other utilities within the Premises. Tenant shall post in its bathrooms a notice prepared by Landlord to the effect that no tampons, sanitary napkins or other foreign substances of any kind are to be placed in the toilets.

9. Tenant shall not deface the walls, partitions or other surfaces of the Premises or the Project.

10. Tenant shall not suffer or permit any thing in or around the Premises or Building that causes excessive vibration or floor loading in any part of the Project.

11. Furniture, significant freight and equipment shall be moved in or out of the Premises only with the Landlord's knowledge and consent and subject to such reasonable limitations, techniques and timing, as may be designated by Landlord. Tenant shall be responsible for any damage to the Project arising from any such activity.

12. Tenant shall not employ any contractor for repairs to building systems to be performed in the Premises, except as approved by Landlord.

13. Tenant shall return all keys at the termination of its tenancy and shall be responsible for the cost of replacing any keys that are lost.

14. No window coverings, shades or awnings shall be installed or used by Tenant except as may be approved by Landlord, which approval shall not be unreasonably withheld.

15. No Tenant, employee or invitee shall go upon the roof of the Project.

16. Tenant shall not permit smoking or carrying of lighted cigars or cigarettes in any area of the Project except for such outdoor areas reasonably designated by Landlord as smoking areas.

17. Tenant shall not use any method of heating or air conditioning other than as provided by Lessor.

18. Tenant shall not install, maintain or operate any vending machines (other than ATM machines) in the Premises without Landlord's prior written consent.

19. Except as otherwise specifically set forth in Tenant's Lease, the Premises shall not be used for lodging or manufacturing, cooking or food preparation.

20. Tenant shall comply with all safety, fire protection and evacuation regulations established by Landlord or any applicable governmental agency.

21. Landlord reserves the right to waive any one of these rules or regulations, and/or as to any particular tenant of the Project provided that the waiver of any such rule or regulation will not have an adverse affect on Tenant's use or occupancy of the Premises. Any such waiver shall not constitute a waiver of any other rule or regulation or any subsequent application thereof to such tenant,

22. Tenant assumes all risks from theft or vandalism and agrees to keep its Premises locked as may be required.

23. Landlord reserves the right to make such other reasonable rules and regulations as it may from time to time deem necessary for the appropriate operation and safety of the Project and its occupants. Tenant agrees to abide by these and such rules and regulations upon receipt of written notice of any such rules and regulations.

Exhibit C
Addendum to Lease Agreement
7798 Monterey St., Gilroy, CA 95020
Units #110 and 120

ENABLING DECLARATION
ESTABLISHING A PLAN FOR CONDOMINIUM OWNERSHIP
LEWIS STREET, A MIXED USE CONDOMINIUM PROJECT

This Declaration contains a binding arbitration provision in accordance with the Federal Arbitration Act. You must read the arbitration provision carefully and should consult legal counsel with any questions.

If this document contains any restriction based on race, color, religion, sex, familial status, marital status, disability, national origin, or ancestry, that restriction violates state and federal fair housing laws and is void, and may be removed pursuant to Section 12956.1 of the Government Code. Lawful restrictions under state and federal law on the age of occupants in senior housing or housing for older persons shall not be construed as restrictions based on familial status.

ENABLING DECLARATION
ESTABLISHING A PLAN FOR CONDOMINIUM OWNERSHIP
LEWIS STREET, A MIXED USED CONDOMINIUM PROJECT

      THIS DECLARATION, made the _____ day of _____, 20__, by Lewis Street Partners, LLC, a California limited liability company, hereinafter referred to as "Declarant," is made with reference to the following facts:

      A. Location of Property. Declarant is the Owner of certain real property (the "Property") located in the City of Gilroy ("City"), County of Santa Clara ("County"), State of California, more particularly described as on that certain subdivision map entitled "Tract 9756" filed for record in the Office of the Recorder of Santa Clara County, California, on _____, in Book _____ of Parcel Maps, pages _____.

      B. Intention. Declarant intends to create a "condominium project," as defined in Section 1351(f) of the California Civil Code, to subdivide the Property as authorized by Section 66427 of the California Government Code into "condominiums" as defined in Section 783 of the California Civil Code and to impose mutually beneficial restrictions under a general plan of improvement for the benefit of all the Condominiums created pursuant to the Davis-Stirling Common Interest Development Act. Declarant intends to develop and improve said the Property by constructing twelve (12) residential condominiums and six (6) commercial condominiums. Each Condominium shall consist of a separate interest in a Unit as shown on the Condominium Plan, an undivided interest in the Common Area.

      C. Owner's Interest. The development shall be referred to as the "Project" as defined in section 1.39. The Owner of a Condominium will receive a separate interest in an individual Unit and an undivided interest in common in the Common Area. Each Condominium shall have appurtenant to it a membership in the LEWIS STREET OWNERS ASSOCIATION, a nonprofit mutual benefit corporation, which shall own the Common Area.

      D. General Plan of Improvement. Declarant intends by this document to impose upon the Project mutually beneficial restrictions under a general plan of improvement for the benefit of all of the Condominiums and the Owners thereof.

      NOW, THEREFORE, Declarant hereby declares that the Project shall be held, conveyed, mortgaged, encumbered, leased, rented, used, occupied, sold, and improved, subject to the following declarations, limitations, covenants, conditions, restrictions and easements, all of which are imposed as equitable servitudes pursuant to a general plan for the development of the Project for the purpose of enhancing and protecting the value and attractiveness of the Project, and every part of it, in accordance with the plan for the improvements of the Project and its division into Condominiums. All of the limitations, covenants, conditions, restrictions and easements shall constitute covenants that run with the land and are binding upon Declarant and its successors and assigns, and all parties having or acquiring any right, title or interest in or to any part of the Project or the property.

ARTICLE 1. DEFINITIONS

     1.1. **"Articles":** The Articles of Incorporation of the Association, as amended from time to time.

1.2. **"Assessment":** The cost of maintaining, improving, repairing, operating and managing the Project which is to be paid by each Owner as determined by the Association, and shall include Regular Assessments, Special Assessments and Reimbursement Charges.

1.3. **"Assessment Lien":** Described in section 4.11.

1.4. **"Association":** The LEWIS STREET OWNERS ASSOCIATION, a California nonprofit mutual benefit corporation, the Members of which shall be the Owners of Condominiums in the Project.

1.5. **"Board" or "Board of Directors":** The governing body of the Association.

1.6. **"Building":** The structure in the Project that contains the Units.

1.7. **"Bylaws":** The bylaws of the Association, as amended from time to time.

1.8. **"City":** The City of Gilroy, State of California.

1.9. **"Commercial Unit":** A Unit used for office or commercial purposes.

1.10. **"Common Area(s)":** The entire Project except for the individual Condominium Units, including the land of the Project, the landscaped areas, parking and driveway areas, exterior sprinklers, sprinkler lines and utility lines, and Utility Facilities located outside of the Units; decks; railings, steps, and elevator lifts; bearing walls, columns, girders, ceiling joists, subfloors, finished floors, roofs, and foundations; water, and central heating equipment; tanks, pumps, motors, ducts, flues and chutes; conduits, pipes, plumbing, wires and other utility installations (except the outlets thereof when located within the Unit, and excepting utility installations located within a Unit), required to provide power, light, telephone, gas, water, sewerage, drainage, and elevator service; smoke detectors and fire sprinklers and sprinkler pipes and other built-in fire protection devices and equipment, including sprinkler heads which protrude into the air space of a condominium unit and cable television installation.

1.11. **"Common Expenses":** The actual and estimated expenses of the Association incurred for maintaining, repairing, operating and replacing the Common Area; any reasonable reserve for such purposes as found and determined by the Board; the expenses of the Association to fulfill its obligations and all sums designated Common Expenses by or pursuant to the Condominium Documents.

1.12. **"Common Interest":** The proportionate undivided interest in the Common Area that is part of each Condominium as set forth in this Declaration.

1.13. **"Condominium":** An estate in real property as defined in California Civil Code §§783 and 1351(f), consisting of an undivided interest in common in a portion of the Project and a separate interest in space called a Unit.

1.14. **"Condominium Documents":** The same as this Declaration, as amended from time to time, the exhibits, if any, that are attached to this Declaration together with the other basic documents used to create and govern the Project, including the Map, the Articles, the Bylaws, and the Condominium Plan but excluding unrecorded Rules adopted by the Board or the Association.

1.15. **"Condominium Plan":** The recorded three-dimensional floor plan of the Condominiums located in the Project which identifies the Common Areas and each Unit as a separate interest pursuant to California Civil Code §1351. The Condominium Plan is attached hereto as Exhibit "A" and incorporated by reference herein.

1.16. **"Cost Center":** One (1) or more areas, improvements, or facilities, located within the Project, the use or maintenance of which is substantially restricted to Owners of certain Units, as specified in this Declaration, where the expenses of operating, maintaining and replacing such areas, improvements or facilities are born solely or disproportionately by such specified Owners.

1.17. **"Cost Center Assessment":** The portion of Common Expenses, including operating and reserve funds, budgeted or allocated exclusively to any particular Cost Center.

1.18. **"Cost Center Budget":** A budget prepared each year by a Cost Center Committee for a Cost Center.

1.19. **"Cost Center Committee":** .A Committee formed and charged with the responsibility of preparing a Cost Center Budget each year for a Cost Center, as provided in section 1.18.

1.20. **"Cost Center Expense":** Any cost or expense for undertaking the maintenance obligations and responsibility of a Cost Center as set forth in this Declaration.

1.21. **"County":** The County of Santa Clara, State of California.

1.22. **"Declarant":** Lewis Street Partners, LLC, a California limited liability company, and any successor or assign that expressly assumes the rights and duties of the Declarant under this Declaration, in a recorded written document.

1.23. **"Declaration":** This Enabling Declaration, as amended or supplemented from time to time.

1.24. **"Eligible Mortgages":** Mortgages held by "Eligible Mortgage Holders".

1.25. **"Eligible Mortgage Holder"**: A First Lender who has requested notice of certain matters from the Association in accordance with section 9.6.C.

1.26. **"Eligible Insurer or Guarantor"**: An insurer or governmental guarantor of a First Mortgage who has requested notice of certain matters from the Association in accordance with section 9.6.C.

1.27. **"Exclusive Use Common Area"**: Those portions of the Common Area set aside for exclusive use of an Owner pursuant to section 2.2.D, and shall constitute "Exclusive Use Common Area" within the meaning of California Civil Code section 1351(i).

1.28. **"First Lender":** Any person, entity, bank, savings and loan association, insurance company, or financial institution holding a recorded First Mortgage on any Condominium.

1.29. **"First Mortgage":** Any recorded Mortgage made in good faith and for value on a Condominium with first priority over other Mortgages encumbering the Condominium.

1.30. **"Foreclosure":** The legal process by which a Condominium owned by an Owner who is in default under a Mortgage is sold pursuant to California Civil Code § 2924a <u>et</u> <u>seq</u>. or sale by the Court pursuant to California Code of Civil Procedure § 725a <u>et</u> <u>seq</u>. and any other applicable laws.

1.31. **"Map":** The Map described above in Recital paragraph A.

1.32. **"Member":** A person entitled to membership in the Association as provided herein.

1.33. **"Mortgage":** A mortgage, deed of trust, assignment of rents, issues and profits or other proper instrument (including, without limitation, those instruments and estates created by sublease or assignment) given as security for the repayment of a loan or other financing which encumbers a Condominium, made in good faith and for value.

1.34. **"Mortgagee":** The holder of a Mortgage including the beneficiary of a deed of trust that constitutes a Mortgage.

1.35. **"Mortgagor":** A Person who encumbers his Condominium with a Mortgage, including a trustor of a deed of trust that constitutes a Mortgage.

1.36. **"Notice of Delinquent Assessment":** A notice of delinquent Assessment filed by the Association for a delinquent Assessment pursuant to section 4.11.C.

1.37. **"Owner" or "Owners":** The record holder of fee simple title to a Condominium, expressly excluding Persons having any interest merely as security for the performance of an obligation until such person obtains fee title thereto, and those parties who have leasehold interests in a Condominium. If a Condominium is sold under a recorded contract of sale, the purchaser under the contract of sale, rather than the holder of the fee interest, shall be considered the "Owner" from and after the date the Association receives written notice of the recorded contract.

1.38. **"Person":** A natural person, a corporation, a partnership, a limited liability company, a trust, or other legal entity.

1.39. **"Project":** All of the real property described on the Map and all improvements on that real property, subject to this Declaration.

1.40. **"Public Report":** The official document and permit issued pursuant to the Subdivided Lands Act (Business & Professions Code §§ 11000 et seq.) by the State of California Department of Real Estate authorizing the offering of the Condominiums for sale to the public.

1.41. **"Regular Assessments":** A Regular Assessment levied by the Association pursuant to section 4.3.A.

1.42. **"Reimbursement Charge":** A charge levied by the Board against an Owner to reimburse the Association for costs and expenses incurred in bringing the Owner and/or his or her Unit into compliance with the provisions of this Declaration, determined and levied pursuant to sections 4.10 and 5.1.A of this Declaration.

1.43. **"Residential Unit":** A Unit used for residential purposes located within a Building.

1.44. **"Rules":** The rules adopted from time to time by the Association pursuant to section 5.2.D.

1.45. **"Special Assessments":** A Special Assessment levied by the Association pursuant to section 4.3.B.

1.46. **"Unit":** The elements of the Condominium, as defined in section 2.2.A, which are not owned in common with the Owners of other Condominiums in the Project. Each Unit is identified by separate number on the Condominium Plan.

1.47. **"Utility Facilities":** Defined in section 6.1.

ARTICLE 2. DESCRIPTION OF PROJECT, DIVISION OF PROPERTY, AND CREATION OF PROPERTY RIGHTS

2.1. **Description of Project:** The Project is a condominium project that consists of the land, the Condominiums and all other improvements thereon. The Project contains four Buildings. There are twelve (12) Residential Units and six (6) Commercial Units. Reference is made to the Condominium Plan for further details.

2.2. **Division of Property:** The Project is divided as follows:

A. **Units:** Each of the Units as separately shown, numbered and designated in the Condominium Plan, consists of the space bounded by and contained within the interior unfinished surfaces of the perimeter walls, ceilings, windows, window frames, doors and door frames and trim of the Unit, each of such spaces being defined and referred to herein as a "Unit". The lower or floor level of the Units is the finished floor in all Units. Bearing walls located within the interior of a Unit are Common Area, not part of the Unit, except for the finished surfaces thereof. Soffits and exposed beams in ceilings shall not be part of the Unit. Each Unit includes the utility installations located within its boundaries as to which the Owner has exclusive use, including, without limitation, space heaters, lighting fixtures, cabinetry and air conditioning facilities that are located entirely within the Unit they serve. Each Unit includes both the portions of the Building so described and the airspace so encompassed. The Unit does not include those areas and those things which are defined as "Common Area" in section **1.10**. Each Unit is subject to such encroachments as are contained in the Building, whether the same now exist or may be later caused or created in any manner referred to in section 9.5. In interpreting deeds and Condominium Plans, the then existing physical boundaries of a Unit, when the boundaries of the Unit are contained within a Building, or of a Unit reconstructed in substantial accordance with the original plans thereof shall be conclusively presumed to be its boundaries rather than the boundaries expressed in the deed or Condominium Plan, regardless of settling or lateral movement of the Building and regardless of minor variance between boundaries shown on the plan or deed, and those of the Building. Each Unit shall have appurtenant to it nonexclusive rights for ingress, egress and support through the Common Area subject to the rights of each Owner in the Exclusive Use Common Area appurtenant to that Owner's Condominium. Any fireplace (firebox), chimney and flue that serve a Unit are part of the Unit no matter whether located within the Unit boundaries or Common Area.

B. **Common Areas:** Those portions of the Project exclusive of the Units constitute the "Common Area" as defined in section 1.10.

C. **Common Area:** Each Owner shall have, as appurtenant to his or her Unit, an equal one-eighteenth (1/18th) undivided Interest in and to the Common Area. The Common Interest appurtenant to each Unit is declared to be permanent in character and cannot be altered without the consent of all the Owners, as expressed in an amended Declaration. The undivided Common Interest in the Common Area cannot be separated from the Unit, and any conveyance or transfer of the Unit shall include the undivided Common Interest, the Owner's membership in the Association, and any other benefits or burdens appurtenant to that Owner's Condominium. Subject to this Declaration and the Rules, each Owner may have access to and use of the Common Area in accordance with the purposes for which such Common Area is intended without hindering the exercise of or encroaching upon the rights of any other Owners subject further to the rights of each Owner in the Exclusive Use Common Area appurtenant to that Owner's Condominium.

D. **Exclusive Use Common Areas:** The following described portions of the Common Area, referred to as Exclusive Use Common Areas, are set aside and allocated for the exclusive use of the Owner of the Condominium(s) to which they are attached or assigned or shown on the Condominium Plan or as described herein, and are appurtenant to that Condominium:

    (1) Deck designated "D," followed by the number of the Unit;

    (2) Vestibule, elevator, and stairs - reserved for the exclusive use of the Residential Units; and

    (3) Storage space designated "S," which may be assigned by the Board to individual Unit Owners.

The heating and air conditioning equipment serving a Unit is part of the Unit, belongs to the Owner of that Unit, and shall be maintained by the Owner. The space occupied by the heating and air conditioning equipment, wherever located, shall be restricted to the exclusive use of the Owner whose heater and air conditioner occupy such space.

Except as described herein, no other portion of the Common Areas shall be Exclusive Use Common Area.

2.3. **Rights of Entry and Use:** The Units and Common Area (including Exclusive Use Common Area) shall be subject to the following rights of entry and use:

A. The non-exclusive rights of each Owner for ingress, egress and support through the Common Area, and use of the Common Area as provided in sections 2.2.A, 2.2.C and 2.2.D.

B. The right of the Association's agents or employees to enter any Unit to cure any violation of this Declaration or the Bylaws, provided that the Owner has received notice and a hearing as required by the Bylaws (except in the case of an emergency) and the Owner has failed to cure the violation or take steps necessary to cure the violation within thirty (30) days after the finding of a violation by the Association.

C. The access rights of the Association to maintain repair or replace improvements or property located in the Common Area as described in section 5.2.E.

D. The rights of the Owners, the Association, and the Declarant to install, maintain, repair or replace utilities as described in Article VI.

E. The encroachment rights described in section 9.5.

F. The rights of the Declarant during the construction period as described in section 9.7.

G. The rights of Owners to make improvements or alterations authorized by California Civil Code § 1360(a)(2), subject to the provisions of section 7.13.

2.4. **Partition Prohibited:** The Common Area shall remain undivided except as follows: The Common Area may be re-subdivided if approved unanimously by the Owners, and if approved by the City and pursuant to and in accordance with the Subdivision Map Act and the Davis-Stirling Act. Except as provided by California Civil Code §1359 or authorized under sections 8.2.B or 8.3, no Owner shall bring any action for partition of the Common Area, it being agreed that this restriction is necessary in order to preserve the rights of the Owners with respect to the operation and management of the Project. Judicial partition by sale of a single Condominium owned by two (2) or more persons and division of the sale proceeds is not prohibited by this paragraph.

2.5. **No Termination of Condominium without City Approval:** Due to the historical significance of the buildings, the consent of the City of Gilroy shall be required in order for the Owners to terminate the legal status of the Project as a Condominium.

2.6. **All Easements Part of Common Plan:** Whenever any easements are reserved or created or are to be reserved or created in this Declaration, such easements shall constitute equitable servitudes for the mutual benefit of all property in the Project, even if only certain Units are specifically mentioned as subject to or benefiting from a particular easement. Easements referred to in this Declaration that are created by grant deeds, subsequent to the date of this Declaration shall be part of the common plan created by this Declaration for the benefit of all property Owners within the Project.

2.7. **Cost Center Committee:** A Cost Center Committee shall consist of three (3) Owners who shall be elected annually by all the Owners in a Cost Center by written ballot or in an annual meeting, called by the Owners of Units in the Cost Center. Pending the first election, the Declarant shall appoint the initial Members of the Cost Center Committee. Declarant shall have the right to appoint or elect a majority of the Cost Center Committee until Declarant has sold ninety percent (90%) of the Units in the Cost Center. Each Owner of a Unit in the Cost Center shall have one (1) vote, which vote is appurtenant to the Owner's Unit. The Cost Center Committee shall prepare a budget ("Cost Center Budget") each year for the maintenance of the following items in the Cost Center: Lobbies, corridors, elevator and any other improvements to be maintained by the Association as a Cost Center Expense. The Cost Center Committee shall deliver the Cost Center Budget to the Board at least ninety (90) days prior to the end of each fiscal year of the Association. The Board shall review the Cost Center Budget and take it in consideration in preparing the annual budget for the Association, provided, however, that the Board shall have the final authority to decide the minimum level of maintenance (and the cost thereof) that in the Board's discretion is necessary to maintain the improvements within the Cost Center that are to be maintained as Cost Center Expense in the manner consistent with the standards of the Project.

ARTICLE 3. ASSOCIATION, ADMINISTRATION, MEMBERSHIP AND VOTING RIGHTS

3.1. **Association to Manage Common Areas:** The management and operation of the Common Area shall be vested in the Association. The Owners of all the Condominiums covenant and agree that the administration of the Project shall be in accordance with the provisions of this Declaration, and the Articles and Bylaws.

3.2. **Membership:** The Owner of a Condominium shall automatically, upon becoming the Owner of same, be a Member of the Association, and shall remain a Member thereof until such time as the ownership ceases for any reason, at which time the membership in the Association shall automatically cease. Membership shall be held in accordance with the Articles and Bylaws.

3.3. **Transferred Membership:** Membership in the Association shall not be trans-ferred, encumbered, pledged, or alienated in any way, except upon the sale or encumbrance of the Condominium to which it is appurtenant, and then only to the purchaser, in the case of a sale, or Mortgagee, in the case of an encumbrance of such Condominium. On any transfer of title to an Owner's Condominium, including a transfer on the death of an Owner, the membership passes automatically along with title to the transferee.

A Mortgagee does not have membership rights until it obtains title to the Condominium by Foreclosure or deed in lieu of Foreclosure. Any attempt to make a prohibited transfer is void. No Member may resign his or her membership. On notice of a transfer, the Association shall record the transfer on its books.

3.4. **Membership and Voting Rights:** Membership and voting rights shall be as set forth in the Bylaws.

ARTICLE 4. ASSESSMENTS AND LIENS

4.1. **Creation of the Lien and Personal Obligation of Assessments:** The Declarant, for each Condominium within the Project, hereby covenants, and each Owner of any Condominium by acceptance of a deed for that Condominium, whether or not it shall be so expressed in such deed, covenants and agrees:

(1) to pay Regular Assessments, Cost Center Assessments, Special Assessments and Reimbursement Charges to the Association as established in this Declaration, and

(2) to allow the Association to enforce any Assessment Lien established under this Declaration by nonjudicial proceedings under a power of sale or by any other means authorized by law.

The Regular Assessments, Cost Center Assessments, Special Assessments, and those Reimbursement Charges that legally can be an Assessment Lien pursuant to section 4.11 hereof, together with interest, late charges, collection costs and reasonable attorneys' fees, shall be a charge on the Condominium and shall be a continuing Assessment Lien upon the Condominium against which each such Assessment is made, the lien to become effective upon recordation of a Notice of Delinquent Assessment. Each Assessment, together with interest, late charges, collection costs, and reasonable attorneys' fees, shall also be the personal obligation of the person who was the Owner of such Condominium at the time when the Assessment fell due. The personal obligation for delinquent Assessments shall not pass to his successors in title unless expressly assumed by them. No Owner shall be exempt from liability for payment of Assessments by waiver of the use or enjoyment of any of the Common Areas or by the abandonment of the Owner's Condominium.

The interest of any Owner in the amounts paid pursuant to any Assessment upon the transfer of ownership shall pass to the new Owner. Upon the termination of these covenants for any reason, any amounts remaining from the collection of such Assessments after paying all amounts properly charged against such Assessments shall be distributed to the then Owners on the same pro rata basis on which the Assessments were collected.

4.2. **Purpose of Assessments:** The Assessments levied by the Association shall be used exclusively to promote the economic interests, recreation, health, safety, and welfare of all the Owners and other residents in the Project and to enable the Association to perform its obligations hereunder.

4.3. **Assessments:**

A. **Regular Assessments:** The Board shall establish and levy Regular Assessments in an amount that the Board estimates will be sufficient to raise the funds needed to perform the duties of the Association during each fiscal year.

(1) The Regular Assessment shall include a portion for reserves in such amounts as the Board in its discretion considers appropriate to meet the costs of the future repair, replacement or additions to the major improvements and fixtures that the Association is obligated to maintain and repair. Reserve funds shall be deposited in a separate account and the signatures of at least two (2) persons who shall either be members of the Board or one officer who is not a member of the Board and a member of the Board shall be required to withdraw monies from the reserve account.

B. **Cost Center Assessments:** The Board may levy a Cost Center Assessment for Common Expenses, including operating and reserve funds, budgeted or allocated exclusively to any particular Cost Center, as provided in the budgets on file with the Department of Real Estate.

The cost of operation, maintenance, repair, replacement and insurance of the residential lobbies, corridors, and elevators shall be allocated among the residential Units as a Cost Center Assessment. The cost of community water shall be allocated among the commercial units as a Cost Center Assessment.

C. **Special Assessments:** The Board, at any time, may levy a Special Assessment in order to raise funds for unexpected operating or other costs, insufficient operating or reserve funds, or such other purposes as the Board in its discretion considers appropriate. Special Assessments shall be allocated among the Units in the same manner as Regular Assessments, except in the case of an Assessment levied by the Board against a Member to reimburse the Association for costs incurred in bringing a Member into compliance with provisions of the Governing Documents.

4.4. **Restrictions on Increases in Regular Assessments or Special Assessments:**

A. Except as provided in section 4.4B, without having first obtained the approval of such action by the vote or written assent of Members casting a majority of the votes at a meeting of the Association at which a quorum is present, the Board may not: (1) impose a Regular Assessment on any Condominium which is more than twenty percent (20%) greater than the Regular Assessment for the immediately preceding fiscal year or (2) levy a Special Assessment to defray the cost of any action or undertaking on behalf of the Association which in the aggregate exceeds five percent (5%) of the budgeted gross expenses of the Association for that fiscal year. For purposes of this section 4.4, a "quorum" means Members constituting more than fifty percent (50%) of the voting power of the Association. Any meeting of the Association for purposes of complying with this section 4.4 shall be conducted in accordance with Chapter 5 (commencing with § 7510) of Part 3, Division 2 of Title 1 of the California Corporations Code and § 7613 of the California Corporations Code. The right of the Board to increase Regular Assessments by up to twenty percent (20%) over the Regular Assessment for the immediately preceding fiscal year is subject to the Board having complied with the provisions of California Civil Code § 1365(a), which provisions are set forth in section 12.1A of the Bylaws or having obtained the approval of such increase by the Members in the manner set forth above in this section 4.4.

B. **Assessments - Emergency Situations:** Notwithstanding the foregoing, the Board, without membership approval, may increase Regular Assessments, increase or levy Special Assessments necessary for an emergency situation in amounts that exceed the provisions of section 4.4.A, above. For purposes of this section, an emergency situation is one of the following:

(1) an extraordinary expense required by an order of a court,

(2) an extraordinary expense necessary to repair or maintain the Project or any part of it for which the Association is responsible where a threat to personal safety on the Project is discovered, or

(3) an extraordinary expense necessary to repair or maintain the Project or any part of it for which the Association is responsible that could not have been reasonably foreseen by the Board in preparing and distributing the pro forma operating budget, provided, however, that prior to the imposition or collection of the Assessment, the Board shall pass a resolution containing written findings as to the necessity of the extraordinary expense involved and why the expense was not or could not have been reasonably foreseen in the budgeting process and the resolution shall be distributed to the Members with the notice of the Assessment.

The Association shall provide to the Owners by first-class mail notice of any increase in the Regular Assessments or Special Assessments of the Association, not less than thirty (30) nor more than sixty (60) days prior to the increased Assessment becoming due.

This section 4.4 incorporates the statutory requirements of California Civil Code § 1366. If this section of the California Civil Code is amended in any manner, this section 4.4 automatically shall be automatically amended in the same manner without the necessity of amending this Declaration.

C. **Notice and Quorum for Any Action Authorized Under Section 4.4:** Any action authorized under section 4.4, which requires a vote of the membership, shall be taken at a meeting called for that purpose, written notice of which shall be personally delivered or mailed to all Members not less than ten (10) nor more than ninety (90) days in advance of the meeting specifying the place, day and hour of the meeting and, in the case of a special meeting, the nature of the business to be undertaken. The action may also be taken without a meeting pursuant to the provisions of California Corporations Code §7513.

4.5. **Division of Assessments:** Both Regular Assessments and Special Assessments shall be levied equally among the Condominiums, except for that portion of the Assessments specially allocated to meet the cost of insurance, painting and roof reserves, and any commonly metered domestic water, gas or electricity. These specially allocated items shall be levied among the Condominiums in the proportion that the square footage of living space of each Unit bears to the square footage of all the Units subject to the Declaration as determined by the plans prepared by Declarant and set forth in the budget submitted to the California Department of Real Estate. Regular Assessments shall be collected on a monthly basis unless the Board directs otherwise. Special Assessments may be collected in one (1) payment or periodically as the Board shall direct. Cost Center Assessments shall be allocated among the Owners of Units within the Cost Center as provided herein and shall be collected on a monthly basis unless the Board directs otherwise.

4.6. **Collection of Assessments:** Regular Assessments shall be collected on a monthly basis unless the Board directs otherwise. Special Assessments may be collected in one (1) payment or periodically as the Board shall direct.

4.7. **Date of Commencement of Regular Assessment; Due Dates:** The Regular Assessments and provided for in this Declaration shall commence as to all Condominiums covered by this Declaration on the first day of the month following the first conveyance of a Condominium to an individual Owner under authority of a public report. The first Assessment shall be adjusted according to the number of months remaining in the calendar year.

The Board of Directors shall use its best efforts to fix the amount of the Regular Assessment against each Condominium and send written notice thereof to every Owner at least forty-five (45) days in advance of each Assessment period, provided that failure to comply with the foregoing shall not affect the validity of any Assessment levied by the Board. Regular Assessments may be prorated on a monthly basis. The due dates shall be established by the Board of Directors. The Association shall, upon demand, and for a reasonable charge, furnish a certificate signed by an officer or designated representative of the Association stating that the Assessments on a specified Condominium have been paid. Such a certificate shall be conclusive evidence of such payment.

4.8. **Effect of Nonpayment of Assessments:** Any Assessment not paid within fifteen (15) days after the due date shall be delinquent, shall bear interest at the rate of twelve percent (12%) per annum commencing thirty (30) days after the due date until paid, and shall incur a late payment penalty in an amount to be set by the Board from time to time, not to exceed the maximum permitted by applicable law.

4.9. **Transfer of Condominium by Sale or Foreclosure:** Sale or transfer of any Condominium shall not affect the Assessment Lien. However, the sale of any Condominium pursuant to Foreclosure of a First Mortgage shall extinguish the Assessment Lien of any Assessments on that Condominium (including attorneys' fees, late charges, or interest levied in connection therewith) as to payments which became due prior to such sale or transfer (except for Assessment Liens as to which a Notice of Delinquent Assessments has been recorded prior to the Mortgage). No amendment of the preceding sentence may be made without the consent of Owners of Condominiums to which at least sixty-seven percent (67%) of the votes in the Association are allocated, and the consent of the Eligible Mortgage Holders holding First Mortgages on Condominiums comprising fifty-one percent (51%) of the Condominiums subject to First Mortgages. No sale or transfer shall relieve such Condominium from liability for any Assessments thereafter becoming due or from the lien thereof.

The unpaid share of such Assessments shall be deemed to be Common Expenses collectible from all of the Condominium Owners including such acquirer, his successors or assigns.

If a Condominium is transferred, the grantor shall remain liable to the Association for all unpaid Assessments against the Condominium through and including the date of the transfer. The grantee shall be entitled to a statement from the Association, dated as of the date of transfer, setting forth the amount of the unpaid Assessments against the Condominium to be transferred and the Condominium shall not be subject to a lien for unpaid Assessments in excess of the amount set forth in the statement, provided, however, the grantee shall be liable for any Assessments that become due after the date of the transfer.

4.10. **Reimbursement Charges; Fines and Penalties:** The Board may levy a Reimbursement Charge against a Member to reimburse the Association for costs incurred by the Association in the repair of damage to the Common Area and facilities for which the Member or the Member's guests or tenants were responsible and in bringing the Member and his Unit into compliance with the provisions of the Project Documents in the amount required to reimburse the Association for the actual costs and expenses incurred and the amounts incurred to enforce the Associations rights under this Declaration as are then permitted by law. Reimbursement Charges shall be payable when directed by the Board after written notice to the Owners, which notice shall in no event be less than thirty (30) days. If an Owner disputes a Reimbursement Charge, the Owner may request a hearing before the Board.

4.11. **Priorities; Enforcement; Remedies:** If an Owner fails to pay an Assessment when due, the Association has the right, and option, to bring legal action against the Owner to enforce collection of the unpaid and past due Assessment, or may impose an Assessment Lien on the Unit owned by Owner pursuant to the provisions of Civil Code § 1367.1. Suit to recover a money judgment for unpaid Assessments and attorneys' fees, shall be maintainable without foreclosing or waiving the lien securing the same. The Association shall distribute the written notice described in subdivision (b) of Civil Code § 1365.1 entitled "Notice Assessments and Foreclosure" to each Member during the 60-day period immediately preceding the beginning of the Association's fiscal year. The notice is to be printed in at least 12-point type.

A.   **Statement of Charges:** At least 30 days prior to the Association recording an Assessment Lien upon a Unit pursuant to Civil Code § 1367.1(a), the Association shall notify the owner of record in writing by certified mail of the following:

(1)   A general description of the collection and lien enforcement procedures of the Association and the method of calculation of the amount owed, a statement that the Owner has the right to inspect the Association's records, pursuant to section 8333 of the Corporations Code, and the following statement in 14-point boldface type, if printed, or in capital letters, if typed: "IMPORTANT NOTICE: IF YOUR SEPARATE INTEREST IS PLACED IN FORECLOSURE BECAUSE YOU ARE BEHIND IN YOUR ASSESSMENTS, IT MAY BE SOLD WITHOUT COURT ACTION".

(2)   An itemized statement of the charges owed by the Owner, including items on the statement which indicate the amount of any delinquent Assessments, the fees and reasonable costs of collection, reasonable attorney's fees, any late charges, and interest, if any.

(3)   A statement that the Owner shall not be liable to pay the charges, interest, and costs of collection, if it is determined the Assessment was paid on time to the Association.

(4)   The right to request a meeting with the Board as provided by Civil Code Section 1367.1(c)(3).

(5)   The right to dispute the Assessment debt by submitting a written request for dispute resolution to the Association pursuant to the Association's "meet and confer" program required in Article 5 (commencing with Section 1363.810) of Chapter 4 of the Civil Code.

(6)   The right to request alternative dispute resolution with a neutral third party pursuant to Article 2 (commencing with Section 1369.510) of Chapter 7 of the Civil Code before the Association may initiate foreclosure against the Owner's Unit, except that binding arbitration shall not be available if the Association intends to initiate a judicial foreclosure.

Note: Any payments made by the Owner toward the debt shall first be applied to the Assessments owed, and, only after the Assessments owed are paid in full shall the payments be applied to the fees and costs of collection, attorneys' fees, late charges, or interest. The Association need not accept any tender of a partial payment of an Assessment and all costs and attorneys' fees attributable thereto. Acceptance of any such tender does not waive the Association's right to demand and receive full payment. When an Owner makes a payment, the owner may request a receipt and the Association shall provide it. The receipt shall indicate the date of payment and the person who received it. The Association shall provide a mailing address for overnight payment of Assessments.

B.   Payment Plan: An Owner may submit a written request to meet with the Board to discuss a payment plan for the Assessment debt noticed pursuant to section 4.11A. The Association shall provide the Owners the standards for payment plans, if any exist. The Board shall meet with the Owner in executive session within forty five (45) days of the postmark of the request, if the request is mailed within fifteen (15) days of the date of the postmark of the notice, unless there is no regularly scheduled Board meeting within that period, in which case the Board may designate a committee of one or more members to meet with the Owner. Payment plans may incorporate any Assessments that accrue during the payment plan period. Payment plans shall not impede the Association's ability to record a lien on the Owner's Unit to secure payment of delinquent Assessments. Additional late fees shall not accrue during the payment plan period if the Owner is in compliance with the terms of the payment plan. In the event of a default on any payment plan, the Association may resume its efforts to collect the delinquent Assessments from the time prior to entering into the payment plan.

C.   Notice of Delinquent Assessment: After compliance with the provisions of Civil Code § 1367.1(a), the Association may record a Notice of Delinquent Assessment and establish an Assessment Lien against the Unit of the delinquent Owner prior and superior to all other liens recorded subsequent to the Notice of Delinquent Assessment, except (1) all taxes, bonds, Assessments and other levies which, by law, would be superior thereto, and (2) the lien or charge of any First Mortgage of record recorded prior to the Notice of Delinquent Assessment. The Notice of Delinquent Assessment shall include an itemized statement of the charges owed by the Owner described in section 4.11A above, a description of the Unit against which the Assessment and other sums are levied, the name of the record Owner, and the name and address of the trustee authorized by the Association to enforce the lien by sale. The notice shall be signed by any officer of the Association or any management agent retained by the Association and shall be mailed by certified mail to every person whose name is shown as an Owner of the Unit in the Association's records no later than ten (10) calendar days after recordation.

D.   Lien Releases: Within twenty-one (21) days after payment of the sums specified in the Notice of Delinquent Assessment, the Association shall record or cause to be recorded in the Office of the County Recorder in which the Notice of Delinquent Assessment is recorded a lien release or notice of rescission and provide the Owner a copy of the lien release or notice that the delinquent Assessment has been satisfied.

E.   Enforcement of Assessment Lien and Limitations on Foreclosure: The collection by the Association of delinquent Regular Assessments or delinquent Special Assessments of an amount less than one thousand eight hundred dollars ($1,800), not including any accelerated Assessments, late charges, fees and costs of collection, attorney's fees, or interest, may not be enforced through judicial or nonjudicial foreclosure, but may be collected or secured in any of the following ways:

(1)   By a civil action in small claims court, pursuant to Chapter 5.5 (commencing with Section 116.110) of Title 1 of the Code of Civil Procedure. If the Association chooses to proceed by an action in small claims court, and prevails, the Association may enforce the judgment as permitted under Article 8 (commencing with Section 116.810) of Title 1 of the Code of Civil Procedure. The amount that may be recovered in small claims court to collect upon a debt for delinquent Assessments may not exceed the jurisdictional limits of the small claims court and shall be the sum of the following:

(a)   The amount owed as of the date of filing the complaint in the small claims court proceeding.

(b)   In the discretion of the court, an additional amount to that described in subparagraph (a) equal to the amount owed for the period from the date the complaint is filed until satisfaction of the judgment, which total amount may include accruing unpaid Assessments and any reasonable late charges, fees and costs of collection, attorney's fees, and interest, up to the jurisdictional limits of the small claims court.

(2) By recording a lien on the Owner's Unit upon which the Association may not foreclose until the amount of the delinquent Assessments secured by the lien, exclusive of any accelerated Assessments, late charges, fees and costs of collection, attorney's fees, or interest, equals or exceeds one thousand eight hundred dollars ($1,800) or the Assessments are more than 12 months delinquent. If the Association chooses to record a lien under these provisions, prior to recording the lien, the Association shall offer the Owner and, if so requested by the Owner, participate in dispute resolution as set forth in Article 5 (commencing with Section 1368.810) of Chapter 4.

(3) Any other manner provided by law, except for judicial or nonjudicial foreclosure.

F. **Foreclosure:** The Association may collect delinquent Regular Assessments or delinquent Special Assessments of an amount of one thousand eight hundred dollars ($1,800) or more, not including any accelerated Assessments, late charges, fees and costs of collection, attorney's fees, or interest, or any Assessments that are more than 12 months delinquent, using judicial or nonjudicial foreclosure subject to the following conditions:

(1) Prior to initiating a foreclosure on an owner's separate interest, the Association shall offer the Owner and, if so requested by the Owner, participate in dispute resolution pursuant to the Association's "meet and confer" program required in Article 5 (commencing with Section 1363.810) of Chapter 4 or alternative dispute resolution as set forth in Article 2 (commencing with Section 1369.510) of Chapter 7. The decision to pursue dispute resolution or a particular type of alternative dispute resolution shall be the choice of the Owner, except that binding arbitration shall not be available if the Association intends to initiate a judicial foreclosure.

(2) The decision to initiate Foreclosure of an Assessment Lien for delinquent Assessments that has been validly recorded shall be made only by the Board and may not be delegated to an agent of the Association. The Board shall approve the decision by a majority vote of the Board members in an executive session. The Board shall record the vote in the minutes of the next meeting of the Board open to all members. The Board shall maintain the confidentiality of the Owner or Owners of the Unit by identifying the matter in the minutes by the Unit number of the property, rather than the name of the Owner or Owners. A Board vote to approve foreclosure of a lien shall take place at least 30 days prior to any public sale.

(3) The Board shall provide notice by personal service to an Owner of a Unit who occupies the Unit or to the owner's legal representative, if the Board votes to foreclose upon the Unit. The Board shall provide written notice to an Owner of a Unit who does not occupy the Unit by first-class mail, postage prepaid, at the most current address shown on the books of the Association. In the absence of written notification by the Owner to the Association, the address of the Owner's Unit may be treated as the Owner's mailing address.

(4) A nonjudicial foreclosure by the Association to collect upon a debt for delinquent Assessments shall be subject to a right of redemption. The redemption period within which the Unit may be redeemed from a foreclosure sale under this paragraph ends 90 days after the sale.

In addition to the requirements of Civil Code Section 2924, a notice of default shall be served by the Association on the Owner's legal representative in accordance with the manner of service of summons in Article 3 (commencing with Section 415.10) of Chapter 4 of Title 5 of Part 2 of the Code of Civil Procedure. Upon receipt of a written request by an Owner identifying a secondary address for purposes of collection notices, the Association shall send additional copies of any notices required by this section to the secondary address provided. The Association shall notify Owners of their right to submit secondary addresses to the Association, at the time the Association issues the pro forma operating budget pursuant to Section 1365. The Owner's request shall be in writing and shall be mailed to the Association in a manner that shall indicate the Association has received it. The Owner may identify or change a secondary address at any time, provided that, if a secondary address is identified or changed during the collection process, the Association shall only be required to send notices to the indicated secondary address from the point the Association receives the request.

G.   Sale by Trustee: Any sale by the trustee shall be conducted in accordance with the provisions of §§ 2924, 2924b, 2924c, 2924f, 2924g, 2924h and 2924j of the California Civil Code applicable to the exercise of powers of sale in mortgages and deeds of trust, including any successor statutes thereto, or in any other manner permitted by law. The fees of a trustee may not exceed the amounts prescribed in Civil Code §§ 2924c and 2924d. Nothing in this Declaration shall preclude the Association from bringing an action directly against an Owner for breach of the personal obligation to pay Assessments nor from taking a deed in lieu of foreclosure.

H.   Purchase By Association: The Association, acting on behalf of the Condominium Owners, shall have the power to bid for the Condominium at a Foreclosure sale, and to acquire and hold, lease, mortgage and convey the Condominium. If the purchase of a Condominium would result in a five percent (5%) or greater increase in Assessments, the purchase shall require the vote or written consent of a majority of the total voting power of the Association, including a majority of Members other than Declarant. During the period a Condominium is owned by the Association, following Foreclosure:

> **(1)**   no right to vote shall be exercised on behalf of the Condominium;

> **(2)**   no Assessment shall be assessed or levied on the Condominium; and

> **(3)**   each other Condominium shall be charged, in addition to its usual Assessment, its share of the Assessment that would have been charged to such Condominium had it not been acquired by the Association as a result of Foreclosure.

After acquiring title to the Condominium at Foreclosure sale following notice and publica-tion, the Association may execute, acknowledge and record a deed conveying title to the Condominium which deed shall be binding upon the Owners, successors, and all other parties.

I.   Suspension of Rights of Delinquent Owner: The Board may temporarily suspend the voting rights and right to use Common Area facilities of a Member who is in default in payment of any Assessment, after notice and hearing, as provided in the Bylaws.

J.   Fines and Penalties: In conformity to Civil Code §1367.1(e), fines and penalties imposed by the Association for violation of this Declaration as a disciplinary measure for failure of an Owner to comply with this Declaration or the Rules, except for late payments, are not "Assessments," and are not enforceable by Assessment Lien, but are enforceable by court proceedings; provided, however, pursuant to Civil Code § 1367.1(d), monetary penalties imposed by the Association to reimburse the Association for costs incurred for repair of damage to Common Area or facilities for which the Owner, or guests or tenants of an Owner, were responsible may become the subject of a lien. Provided however that any such enforcement as a lien shall only be permitted if there are no Units in the Project that are subject to the jurisdiction of the Department of Real Estate under a Final Subdivision Public Report. In the event that Civil Code §1367.1(e) is amended to permit fines and penalties imposed by the Association for violation of this Declaration as a disciplinary measure for failure of an Owner to comply with this Declaration or the Rules to be enforceable by Assessment Lien, then this provision shall be deemed amended to conform to any such amendment of Civil Code §1367.1(e).

The provisions of this Section 4.11 are intended to comply with the requirements of Civil Code section 1367.1 in effect as of January 1, 2006. If these sections are amended or rescinded in any manner the provisions of this Section 4.11 automatically shall be amended or rescinded in the same manner. Civil Code section 1367.1 may have been amended by the State Legislature, and the Board should confirm the current statutory requirements.

4.12. **Unallocated Taxes:** In the event that any taxes are assessed against the Common Area, or the personal property of the Association, rather than against the Condominiums, said taxes shall be included in the Assessments made under the provisions of section 4.1 and, if necessary, a Special Assessment may be levied against the Condominiums in an amount equal to said taxes, to be paid in two (2) installments, thirty (30) days prior to the due date of each tax installment.

ARTICLE 5. DUTIES AND POWERS OF THE ASSOCIATION

5.1. **Duties:** In addition to the duties enumerated in the Bylaws, or elsewhere provided for in this Declaration, and without limiting the generality of those duties, the Association shall perform the following duties:

A. **Maintenance:** The Association shall maintain, repair, replace (when necessary), restore, operate and manage all of the Common Area, and all facilities (including Utility Facilities to the extent described in section 6.3), improvements, furnishings, equipment and landscaping thereon, and all property that may be acquired by the Association, provided that each Owner shall maintain the Exclusive Use Common Area appurtenant to that Owner's Condominium as required by section 7.23.

The Association shall maintain the Landscaping and Parking area within the Lewis Street Frontage contiguous to the Project, pursuant to and in accordance with an encroachment permit for the Project, to be issued by the City. Maintenance will include irrigation, landscaping and street sweeping.

(1) Maintenance shall include, without limitation, painting, maintaining, cleaning, repairing and replacing of all Common Areas, excluding exterior doors and the hardware thereon, and windows, the cleaning and repair or replacement of which shall be the responsibility of the Unit Owners. Unit Owners shall maintain their respective sub-meters. Exterior lighting fixtures, including those attached to the Building, which fixtures are intended to illuminate the Common Area, shall be maintained by the Association. Owners shall keep exterior lighting on for security and safety purposes as directed from time to time by the Board. Signage located within the Common Area shall be maintained by the Association with the cost of such maintenance to be allocated equitably among the owners of the units for whose benefit the signs have been created.

(2) The Association shall have the Common Area periodically inspected for wood-destroying pests and organisms and shall take appropriate corrective measures therefor. The Association shall have the authority to require the temporary removal of occupants of a Unit as may be necessary in connection with the treatment of wood-destroying pests or organisms, pursuant to the procedures described in Civil Code § 1364(d) or any successor statute thereto. The costs of any temporary relocation shall be borne by each Owner of a Unit who is required to temporarily relocate.

(3) Landscaping shall include regular fertilization, irrigation, pruning, and other prudent garden management practice necessary to promote a healthy weed-free environment for optimum plant growth. The Association shall remove and replace all dying or dead vegetation. The Association shall take appropriate steps to maintain the irrigation of the landscaping and to prevent damage resulting from misdirected and/or excessive watering.

(4) The Association shall be responsible for the periodic maintenance, testing, repair and replacement of any built-in fire detection and protection equipment and devices wherever located on the Project (including any interior sprinklers but excluding smoke detectors located inside the residences). Each Owner shall immediately notify the Association of any problems with any sprinkler heads located in the Owner's Unit. Maintenance shall include periodic testing of such equipment.

(5) In order to reduce the presence of mold, fungi, spores, pollens and other botanical substances, or other allergens (collectively "Mold"), within the dwellings and Common Area, the Association shall inspect the exterior of the dwellings and the Common Area improvements not less frequently than once each quarter to check for water leaks or other breaches of the watertight integrity of the improvements, and for the presence of Mold. If any water leaks and/or Mold are detected, the Association shall immediately take appropriate corrective steps to repair the leak, and/or remove the Mold and to maintain proper ventilation within enclosed areas, and to maintain humidity levels to reduce the risk of Mold growth, and shall periodically inspect the irrigation system to ensure proper watering, and to correct any leaks and/or misdirected or excessive watering, and periodically inspect the ground surface around the foundations to ensure that no water is pooling around or within the foundations, and shall maintain rain gutters in a clean and proper operating condition at all times, and take such other prudent steps as may be appropriate to prevent Mold growth, or eliminate any existing Mold.

(6) Each Owner and occupant shall fully cooperate with the agents of the Association in the performance of the Association's maintenance and repair obligations described above. Such cooperation shall include, but is not limited to, immediate notification to the Board or its managing agent of any maintenance or repair problems for which the Association is responsible and access to the Owner or occupant's dwelling and Exclusive Use Common Area as may be necessary to inspect and, if appropriate, to perform any necessary maintenance or repairs.

(7) In the event of any water leak or overflow from any Unit that damages any Common Area or other Unit, the Owner and occupants of the Unit that is the source of the water leak or overflow (the "Responsible Owner") shall cooperate with the Association in the inspection and correction of the problem. Cooperation shall include access to the dwelling to inspect and to correct the problem and/or repair any damage. The Responsible Owner shall reimburse the Association for its repair cost to the extent the cost is not paid through insurance maintained by the Association, and the Association may levy a Reimbursement Charge to recover the cost. If the damage may be covered by insurance maintained by the Association, the Association shall submit an appropriate claim. Any deductible amount shall be paid by the Responsible Owner.

(8) The responsibility of the Association for maintenance and repair shall not extend to repairs or replacements arising out of or caused by the willful or negligent act or omission of an Owner, or his guests, tenants or invitees or the Owner's pets, except if the repair is covered by the insurance carried by the Association, the Association shall be responsible for making the repairs, and the responsible Owner shall pay any deductible pursuant to the insurance policy. If the Owner fails to make such payment, then the Association may make such payment and shall charge the responsible Owner a Reimbursement Charge for reimbursement of such payment, which charge shall bear interest at the rate of twelve percent (12%) per annum (but no greater than the maximum rate allowed by law) until paid in full. Any repairs arising out of or caused by the willful or negligent act of an Owner, or his guests, tenants or invitees, or the Owner's pets, the cost of which is not covered by insurance carried by the Association, shall be made by the responsible Owner, provided the Board approves the person actually making the repairs and the method of repair. If the responsible Owner fails to take the necessary steps to make the repairs within a reasonable time under the circumstances, the Association shall make the repairs and charge the cost thereof as a Reimbursement Charge to the responsible Owner, which cost shall bear interest at the rate of twelve percent (12%) per annum (but no greater than the maximum rate authorized by law) until paid in full. If an Owner disputes his or her responsibility for the repairs, the Owner shall be entitled to notice and a hearing as provided in the Bylaws before any charge may be imposed.

B. **Inspection and Maintenance Guidelines:** The Declarant has provided the Association and each Owner with the inspection and maintenance guidelines and schedules including manufacturers' guidelines and schedules for the inspection and maintenance of the improvements within the Project ("Maintenance Guidelines"). When an Owner transfers a Unit, the Owner shall deliver complete copies of the Maintenance Guidelines to the transferee of the Unit on or before the date of the transfer of title. Replacement copies of the Maintenance Guidelines may be obtained from the Declarant at Declarant's principal place of business. Declarant may charge a reasonable fee for providing replacement copies of the Maintenance Guidelines. The Board shall comply with the Maintenance Guidelines for the periodic inspection and maintenance of the Common Area improvements and landscaping that the Association is required to maintain under this Declaration, and any other improvements outside of the Common Area, which the Association has the responsibility to maintain. The Board shall take all appropriate actions to implement and comply with the Maintenance Guidelines. The Board periodically and at least once every three (3) years shall review and update the Maintenance Guidelines. The Maintenance Guidelines may not be modified by the Association to reduce the maintenance obligations and requirements of the Association without prior written approval of Declarant for a period of ten (10) years after the conveyance of the first Unit in the Project to an Owner other than the Declarant.

(1) The Association shall cause professional inspections of all infrastructure to be routinely made. The inspectors shall include, at least, an Architect, a Civil Engineer and a Landscape Architect. Inspections shall be made at least yearly, and for appropriate items or events, more often. Inspections will include a review of all repair records since the previous inspection.

(2) The inspections shall be reported at the annual membership meeting and in writing, and shall include recommendations for cleaning, maintenance, repair, replacement, etc. (if any), as well as opinions of the costs. The reports shall address any noted deterioration which may require future attention. The reports may also recommend supplemental specialized investigations (i.e., termite, mechanical, arborist, limnologist, geologist, structural, etc).

(3) The Association shall keep permanent records of all: (a) Complaints and potential problems, including description, date and by whom; (b) Reports, including inspections and recommendations; (c) Repairs, including description, location, date, by whom made and cost; and (d) Plans, including construction drawings, subsequent modifications, and repair plans.

(4) The Board may, from time to time, make appropriate revisions to the Association's Maintenance Manual based on the Board's review thereof, to update such manual to provide for maintenance according to current industry practices so long as such changes do not reduce the useful life or functionality of the items being maintained. No changes may be made to the Maintenance Manual without the Declarant's prior written consent as long as there are Class B Members of the Association pursuant to the Bylaws.

(5) The Association shall maintain and operate the Common Area of the Project in accordance with all applicable municipal, state, and federal laws, statutes and ordinances, as the case may be. The Association shall also, as a separate and distinct responsibility, insure that third parties (including Owners and their guests) utilize the Common Area in accordance with the aforementioned regulations. The Association shall, when it becomes aware of any violation of the aforementioned regulations, expeditiously correct such violations.

C. **Insurance:** The Association shall maintain such policy or policies of insurance as are required by section 8.1 of this Declaration.

D. **Discharge of Liens:** The Association shall discharge by payment, if necessary, any lien against the Common Area, and charge the cost thereof to the Member or Members responsible for the existence of the lien (after notice and a hearing, as provided in the Bylaws).

E. **Assessments:** The Association shall fix, levy, collect and enforce Assessments as set forth in Article IV hereof.

F. **Payment of Expenses and Taxes:** The Association shall pay all expenses and obligations incurred by the Association in the conduct of its business including, without limitation, all licenses, taxes or governmental charges levied or imposed against the property of the Association.

G. **Enforcement:** The Association shall be responsible for the enforcement of this Declaration.

H. **Compliance With Laws:** The Association shall maintain and operate the Common Area of the Project in accordance with all applicable municipal, state, and federal laws, statutes and ordinances, as the case may be. The Association shall also, as a separate and distinct responsibility, take reasonable action to require that third parties (including Owners and their guests) utilize the Common Area in accordance with the aforementioned laws. The Association shall, when it becomes aware of any violation of the aforementioned laws, take reasonable action to expeditiously correct such violations.

5.2. **Powers:** In addition to the powers enumerated in the Articles and Bylaws or elsewhere provided for in this Declaration, and without limiting their generality, the Association shall have the following powers:

A. **Utility Service:** The Association may obtain water service, for the benefit of all of the Condominiums.

B. **Easements:** The Association shall have authority, by document signed by the President and the Secretary, to grant permits, licenses, and easements in addition to those shown on the Map or Condominium Plan and/or referred to in Article VI, where necessary for roads, utilities, communications services, cable television, and sewer facilities over the Common Area to serve the common and open space areas and the Condominiums, and/or where necessary to satisfy or achieve appropriate governmental purpose or request. The Board of Directors may grant Exclusive Use easement rights over a portion of the Common Area to a Member with the affirmative vote of sixty-seven percent (67%) of the separate interests in the Project, and without the approval of the Members in those limited cases set forth in Civil Code § 1363.07.

C. **Manager:** The Association may employ a manager or other persons and contract with independent contractors or managing agents to perform all or any part of the duties and responsibilities of the Association, except for the responsibility to levy fines, impose discipline, hold hearings, file suit, record or foreclose liens, or make capital expenditures, provided that any contract with a firm or person appointed as a manager or managing agent shall not exceed a one (1) year term, shall provide for the right of the Association to terminate the same at the first annual meeting of the Members of the Association, and to terminate the same for cause on thirty (30) days' written notice, or without cause or payment of a termination fee on ninety (90) days' written notice.

D. **Adoption of Rules:** The Board or the Members of the Association by majority vote, may adopt reasonable Rules that are not inconsistent with this Declaration relating to the use of the Common Area and all its facilities, and the conduct of Owners and their tenants and guests with respect to the Project and other Owners. Written copies of such Rules and any schedule of fines and penalties adopted by the Board shall be furnished to Owners.

E. **Access:** For the purpose of performing construction, main-tenance or emergency repair for the benefit of the Common Area or the Owners in common, and/or to perform maintenance work that an Owner has failed to perform as provided in section 7.23, the Association's agents or employees shall have the right, after reasonable notice (not less than twenty-four (24) hours except in emergencies) to the Owner of the Unit in which maintenance work has not been performed, to enter any such Unit or to enter any portion of the Common Area at reasonable hours. Such entry shall be made with as little inconvenience to the Owner as practicable and any damage caused by such entry shall be repaired by the Board at the expense of the Association.

F. **Assessments and Liens:** The Board shall have the power to levy and collect Assessments in accordance with the provisions of Article IV hereof.

G. **Fines and Disciplinary Action:** The Board may impose fines or take disciplinary action against any Owner for failure to pay Assessments or for violation of any provision of the Condominium Documents and the Rules. Penalties may include, but are not limited to, fines, temporary suspension of voting rights, or other appropriate discipline, provided the Member is given notice and a hearing as provided in the Bylaws before the imposition of any fine or disciplinary action. The Board shall have the power to adopt a schedule of reasonable fines and penalties for violations of the terms of this Declaration, and for violations of any Rules adopted pursuant to section 5.2.D. The penalties prescribed may include suspension of all rights and privileges of membership; provided, however, that suspension for failure to pay Assessments shall be for a maximum period of thirty (30) days, renewable by the Board for an additional thirty (30) day period or periods until paid; and provided further that suspension for infraction of Rules or violation of this Declaration, other than for failure to pay Assessments, shall be limited to a maximum period of thirty (30) days per infraction or violation, and shall be imposed only after a hearing before the Board. The Board may extend that period for an additional thirty (30) day period or periods in the case of a continuing infraction or violation, and no hearing need be held for such extension. Written copies of Rules and the schedule of penalties shall be furnished to Owners. The Board shall levy fines and penalties and shall enforce such Assessments as appropriate under applicable law.

H. **Enforcement:** The Board shall have the authority to enforce this Declaration as per section 9.1 hereof.

I. **Acquisition and Disposition of Property:** The Board shall have the power to acquire (by gift, purchase or otherwise), own, hold, improve, build upon, operate, maintain, convey, sell, lease, transfer, or otherwise dispose of real or personal property in connection with the affairs of the Association. Any transfer of property shall be by document signed or approved by two-thirds (2/3) of the total voting power of the Association which shall include two-thirds (2/3) of the Members other than Declarant, or where the two (2) class voting structure is still in effect, two-thirds (2/3) of the voting power of each class of Members.

J. **Loans:** The Board shall have the power to borrow money, and, only with the assent (by vote or written consent) of two-thirds (2/3) of the total voting power of the Association including two-thirds (2/3) of the Members other than Declarant, or where the two (2) class voting structure is still in effect, two-thirds (2/3) of the voting power of each class of Members, to mortgage, pledge, deed in trust, or hypothe-cate any or all of its real or personal property as security for money borrowed or debts incurred.

K. **Dedication:** The Board shall have the power to dedicate all or any part of the Common Area to any public agency, authority, or utility for such purposes and subject to such conditions as may be agreed to by the Members. No such dedication shall be effective unless an instrument has been signed by two-thirds (2/3) of the total voting power of the Association including two-thirds (2/3) of the Members other than Declarant, or where the two (2) class voting structure is still in effect, two-thirds (2/3) of the voting power of each class of Members, agreeing to such dedication.

L. **Contracts:** The Board shall have the power to contract for goods and/or services for the Common Area(s), for the Condominiums, or for the Association, subject to limitations set forth in the Bylaws, or elsewhere in this Declaration. The Board shall not enter into any contracts with an independent contractor until it meets the requirements of section 8.1A(3) herein.

M. **Delegation:** The Board, and the officers of the Association shall have the power to delegate their authority and powers to committees, officers or employees of the Association, or to a manager employed by the Association, provided that the Board shall not delegate its responsibility:

(1) to make expenditures for capital additions or improvements chargeable against the reserve funds;

(2) to conduct hearings concerning compliance by an Owner or his or her tenant, lessee, guest or invitee with the Declaration, Bylaws or Rules promulgated by the Board;

(3) to make a decision to levy monetary fines, levy Reimbursement Charges, temporarily suspend an Owner's rights as a Member of the Association or otherwise impose discipline;

(4) to make a decision to levy Regular Assessments or Special Assessments; or

(5) to make a decision to bring suit, record a claim of lien or institute Foreclosure proceedings for default in payment of Assessments.

N. **Security:** The Board shall have the power (but not the obligation) to contract for security service for the Common Area. Notwithstanding the foregoing, if the Association elects to provide any security services or systems, neither the Association nor the Board shall be deemed to have made any representation or warranty to any Owner, nor the tenants or invitees of any Owner, nor to any other Person using the facilities or Improvements within the Project regarding security or safety. Each Owner shall be responsible for the security and safety of Persons who occupy or use the Condominium owned by the respective Owner. The Association shall not be subject to any claims or liability in connection with the provision of any security service or security system, or the failure to provide any security service or security system, within any portion of the Project.

O. **Appointment of Trustee:** The Board acting on behalf of the Association, has the power to appoint or designate a trustee to enforce Assessment Liens by sale as provided in section 4.11 and California Civil Code § 1367.1(d).

P. **Litigation/Arbitration:** The Board, subject to sections 9.11(Enforcement of Common Area Improvement Bond) and 9.12 (Enforcement of Assessment Bond) of this Declaration, shall have the power to institute, defend, settle or intervene in litigation, arbitration, mediation or administrative proceedings on behalf of the Association pursuant to Civil Code § 1368.3. The Board of Directors has authority to enter into a contingent fee contract with an attorney in a matter involving alleged design or construction defects in the Project, only as to the facilities or improvements the Association is responsible for maintaining as provided herein, only if the matter is not resolved pursuant to the procedures set forth in section 9.14, and only after getting the vote at a duly noticed and properly held membership meeting, of a majority of the Members other than Declarant.

If, and to the extent that, there is any inconsistency between this section 5.2.P and applicable provisions of the California Civil Code pertaining to the commencement of an action by the Association for construction defect litigation, the applicable provisions of the California statutes shall control.

Q. **Other Powers:** In addition to the powers contained herein, the Board may exercise the powers granted to a nonprofit mutual benefit corporation under California Corporations Code § 7140.

R. **Common Area Improvements:** The Board shall have the authority and power to demolish, remove and reconstruct any and all improvements on or over or under the Common Area in a manner not inconsistent with this Declaration, and to construct, improve and repair improvements that are appropriate for the use and benefit of the Members of the Association, and to charge for the use of such improvements, provided that the Board shall not include in any Regular Assessment or Special Assessments the cost of any new capital improvement which exceeds $5,000 in cost to be expended in any one calendar year, unless fifty-one percent (51%) or more of the voting power of the Association previously shall have approved said expenditure.

5.3. **Commencement of Association's Duties and Powers:** Until incorporation of the Association, all duties and powers of the Association as described in this Declaration, including all rights of consent and approval, shall be and remain the duties and powers of Declarant. After the date of incorporation of the Association, the Association shall assume all duties and powers, and Declarant shall be relieved of any further liability for those duties and powers.

ARTICLE 6. UTILITIES

6.1. **Owners' Rights and Duties:** The rights and duties of the Owners of Condominiums within the Project with respect to sanitary sewer, storm sewer, water, drainage, electric, gas, television receiving, telephone equipment, cables and lines, elevators, meters, catch basins, storage tanks, wires, ducts, flues, pumps, boilers, and pipes, exhaust flues and heating and air conditioning facilities (collectively, "Utility Facilities") shall be as follows:

A. Whenever Utility Facilities are installed within the Project, which Utility Facilities or any portion of those facilities lies in or upon Condominiums owned by other than the Owner of a Condominium served by those Utility Facilities, the Owners of any Condominium served by those Utility Facilities shall have the right of reasonable access for themselves or for utility companies to repair, replace and generally maintain those Utility Facilities as and when necessary, due to failure or inability of the Board to take timely action to make such repairs or perform such maintenance.

B. Whenever Utility Facilities serving more than one (1) Condominium are installed within the Project, the Owner of each Condominium served by those Utility Facilities shall be entitled to the full use and enjoyment of such portions of those Utility Facilities as service his or her Condominium.

C. In the event of a dispute between Owners with respect to the repair or rebuilding of Utility Facilities, or with respect to the sharing of the cost of those facilities, then, upon written request of one (1) Owner addressed to the other Owner(s), the matter shall be submitted first to the Board for mediation, and thereafter, if the dispute remains unresolved, to binding arbitration within sixty (60) days pursuant to section 9.14E. The decision of the arbitrator(s) shall be final and conclusive on the parties, and judgment on the decision may be entered in any court having jurisdiction.

D. Owners of Commercial Units shall have rights of access to and through the plenum area (the area between the finished or dropped ceilings and the upper elevations of the Commercial Units) to install, maintain, repair and replace any Utility Facilities reasonably necessary to satisfy or service the use of the Owner's Unit.

6.2. **Easements for Utilities and Maintenance:** Easements over, under and through the Project, including soffits and utility chases within Units, if any, for the installation, repair, and maintenance of Utility Facilities, walkways, and landscaping as shown on the Map, and as may be hereafter required or needed to service the Project, are reserved by Declarant and its successors and assigns, until the completion of construction of the Project and sale of the first Unit under authority of a public report, and thereafter are reserved by and for the benefit of the Association and its Members, together with the right to grant and transfer the same. The easements shall be in favor of Declarant, and its successors and assigns, and in favor of the Association.

The location of the facilities described in this section, and hence, the location of the easements to accommodate such facilities, shall be set forth in the final plans for the Project that indicate the locations of Utility Facilities.

In case of any variance between the Condominium Plan and the final plans with respect to the locations of said Utility Facilities, the final plans shall be determinative as to the location of said Utility Facilities, and the location of the easements to accommodate such Utility Facilities.

6.3. **Association's Duties:** The Association shall maintain all Utility Facilities (including meters and sub-meters) located in the Common Area including the Common Areas except for those facilities maintained by utility companies, public, private, or municipal and those maintained by the Owners as described in section 7.23. The Association shall pay all charges for utilities supplied to the Project except those metered or charged separately to the Condominiums.

ARTICLE 7. USE RESTRICTIONS

In addition to all of the covenants contained in this Declaration, the use of the Project and each Condominium in the Project is subject to the following:

7.1. **Use - Residential Units:** Except as provided herein, no Residential Unit shall be occupied and used except for residential purposes by the Owners, their tenants, and social guests, and no trade or business shall be conducted in any Condominium, except that Declarant, its successors or assigns, may use any Condominium or Condominiums in the Project owned by Declarant for a model home site or sites and display and sales/construction office during construction and until the last Condominium is sold by Declarant, or until three (3) years from the date of closing of the first sale in the Project, whichever occurs first. A Residential Unit may be used as a combined residence and professional office or commercial space by the Owner or occupant thereof, so long as such use does not interfere with the quiet enjoyment by other Condominium Owners. No tent, shack, trailer, basement, garage, outbuilding or structure of a temporary character shall be used within the Project at any time as a residence, either temporarily or permanently.

Occupancy in Residential Units shall be limited as follows: No more than two (2) persons per bedroom in any Residential Unit shall be permitted as permanent residents. (A "permanent resident" means any person residing in a Residential Unit more than sixty (60) days out of any twelve (12) consecutive month period) One (1) person shall be allowed in addition to the maximum number of permanent residents otherwise permitted in each Residential Unit.

7.2. **Use - Commercial Units:** The Commercial Units may be occupied and used for office and commercial purposes provided that any such use shall be in compliance with the applicable laws, rules and regulations of the City as to such commercial office use.

7.3. **Health Care Facilities:** No Residential Unit may be used or occupied for health care facilities operating as a business or charity, unless permitted by law or ordinance which preempts this restriction.

7.4. **Day Care Use:** No family day care center operation or use shall be permitted within the Project except as specifically authorized by California Health and Safety Code §1597.40 and other applicable state statutes. The owner/operator of any such day care facility shall comply with all local and state laws regarding the licensing and operating of a day care center and, in addition, shall:

A. Name the Association as an additional insured on the liability insurance policy or bond carried by the owner/operator of the day care center;

B. Defend, indemnify and hold the Association harmless from any liability arising out of the existence and operation of the day care center;

C. Abide by and comply with all of the Association's Rules;

D. Supervise and be completely responsible for children at all times while they are within the project;

E. Cooperate with the Association if the Association's insurance agent or carrier requires proof of insurance, proof of the agreement of the owner or operator of the center to these conditions, or other reasonable requests.

7.5. **Time Shares Prohibited:** No Unit or any portion of any Unit shall be leased, subleased, occupied, rented, let, sublet, or used for or in connection with any time sharing agreement, plan, program or arrangement, including, without limitation, any so-called "vacation license," "travel club," extended vacation," or other membership or time interval ownership arrangement. The term "time sharing" as used herein shall be deemed to include, but shall not be limited to, any agreement, plan, program, or arrangement under which the right to use, occupy or possess the Unit or any portion of the Project rotates among various persons, either corporate, partnership, individual, or otherwise, on a periodically recurring basis for value exchanged, whether monetary or like kind use privileges, according to a fixed or floating interval or period of time of twenty-five (25) consecutive calendar days or less. Provided, this section shall not be construed to limit the personal use of any Unit or any portion thereof in the Project by any Unit Owner or his social or familial guests.

7.6. **Nuisances:** No noxious, illegal, or seriously offensive activities shall be carried on within a Condominium, or in any part of the Project, nor shall anything be done thereon that which may be or may become a serious annoyance or a nuisance to or which may in any way interfere with the quiet enjoyment of each of the Owners' Condominiums or which shall in any way increase the rate of insurance for the Project, or cause any insurance policy to be cancelled or to cause a refusal to renew the same, or which will impair the structural integrity of any building. The Board shall have the authority to determine in its discretion what constitutes a nuisance.

7.7. **Parking:** All Parking for the Project is off site.

7.8. **Signs:**

A. Common Area Signs: No signs shall be installed or displayed to the public view within the Common Area except such signs as are approved by the Board or committee appointed by the Board or approved by the City of Gilroy.

B. Residential Signs: No signs shall be displayed to the public view on any Residential Unit or Residential Building except such signs as are approved by the Board or committee appointed by the Board. However, each Owner may display only one (1) "For Sale" or "For Rent" or "For Exchange" sign and may also display one (1) sign advertising directions to another Owners' Unit which is for sale, rent, or exchange, provided the design, dimensions and locations are reasonable.

C. Commercial Signs: No signs shall be installed or displayed to the public view within the Common Area except such signs as are approved by the Board or committee appointed by the Board or approved by the City of Gilroy.

7.9. **Animals and Pets:** Except as provided in this Declaration and permitted by the Rules, no animals of any kind shall be raised, bred, or kept in any Condominium, or on any other portion of the Project. Trained dogs used for assistance by visually impaired, hearing impaired or physically handicapped persons may be kept by an occupant or invitee of an Owner. No aggressive and/or trained attack dogs are permitted in the Project. Owners, their tenants or other occupants of Units may keep no more than one (1) cat or one (1) dog within a Unit (as provided by California Civil Code § 1360.5), and may keep a reasonable number of other ordinary household pets and fish that are kept in cages or aquariums. No such dog, cat or other animal or fish may be kept, bred, or maintained for any commercial purposes in any Unit. Owners, their tenants or other occupants of Commercial Units may keep a reasonable number of fish that are kept in aquariums. All pets shall be kept under reasonable control at all times. No pet shall be housed in or on, or reside in or on, any Exclusive Use Common Area without written permission from the Board. No pets shall be allowed in the Common Area except as may be permitted by Rules of the Board. No Owner shall allow his dog or cat to enter the Common Area except on a leash. After making a reasonable attempt to notify the Owner, the Association or any Owner may cause any pet found within the Common Area in violation of the Rules of the Board or this Declaration to be removed by the Association (or any Owner) to a pound or animal shelter under the jurisdiction of the City by calling the appropriate authorities, whereupon the Owner may, upon payment of all expenses connected therewith, repossess the pet. Owners shall prevent their pets from soiling all portions of the Common Area and shall promptly clean up any waste left by their pets. Owners shall be fully responsible for any damage caused by their pets. An Owner shall use reasonable efforts to prevent any pet from making disturbing noises that can be heard from any other Unit. An Owner in violation of this section shall be deemed to be permitting, or causing a threat to safety or a serious annoyance or nuisance, and after notice and hearing in compliance with the Bylaws, may be required to permanently remove the pet from the Project.

An Owner shall use reasonable efforts to prevent any animal within his Unit from making disturbing noises that can be heard from any other Unit between the hours of 10:00 PM to 7:00 AM. An Owner in violation of this section may be deemed to be permitting, or causing a serious annoyance or nuisance to any other Owner.

7.10. **Garbage and Refuse Disposal:** All rubbish, trash recycling materials and garbage shall be regularly removed from the Units, and shall not be allowed to accumulate thereon. Trash, garbage, recycling materials and other waste shall only be kept in sanitary containers located within the Units. All equipment for the storage or disposal of such materials shall be kept in a clean and sanitary condition, and shall be screened from view of neighboring Units, Common Areas and streets. No toxic or hazardous materials shall be disposed of within the Project by dumping in the garbage containers or down the drains, or otherwise. The Association shall be responsible for removal of garbage from the central pick-up points by appropriate contractors or agencies.

7.11. **Radio and Television Antennas:** No outside television antenna, microwave or satellite dish, aerial, or other such device (collectively "Antennas") shall be erected, constructed or placed on any Common Area. Notwithstanding the foregoing, antennas with a diameter or diagonal measurement of 36 inches or less may be installed within designated areas of the Common Area if they conform to the Rules and any Board Standards and, if then required by the Board Standards, any necessary approval is obtained in accordance with the provisions of section 7.13. Reasonable restrictions which do not significantly increase the cost of the Antenna system or significantly decrease its efficiency or performance may be imposed. Antennas may not be attached to the exterior surface of any Building or to any Common Area fence or wall. The Architectural Review Committee shall, in acting upon requests for approval of a satellite dish or other signal reception or transmission devices comply with California Civil Code §1376 and FCC [Federal Communications Commission] regulations.

7.12. **Right to Lease:**

A. Any Unit Owner who wishes to lease his Condominium must meet each of the following requirements, and the lease will be subject to these requirements whether they are included within the lease or not:

(1) all leases must be in writing;

(2) the lease must be for the entire Condominium and not merely parts of the Condominium, unless the Owner remains in occupancy;

(3) all leases shall be subject in all respects to provisions of the Declaration, the Bylaws, and all Rules adopted by the Board;

(4) all Owners who lease their Condominiums shall promptly notify the Secretary of the Association in writing of the names of all tenants and members of tenants' family occupying such Condominiums and shall provide the Secretary of the Association with a complete copy of the lease. All Owners leasing their Condominium shall promptly notify the Secretary of the Association of the address and telephone number where such Owner can be reached;

(5) no Owner shall lease his Unit for a period of less than thirty (30) days.

B. Any failure of a tenant to comply with the Declaration, Bylaws, and Association Rules, shall be a default under the lease, regardless of whether the lease so provides. In the event of any such default, the Owner immediately shall take all actions to cure the default including, if necessary, eviction of the tenant.

C. The Association shall give the tenant and the Owner notice in writing of the nature of the violation of the Declaration and/or Rules, and twenty (20) days from the mailing of the notice in which to cure the violation before the Association may file for eviction.

D. Each Owner shall provide a copy of the Declaration, Bylaws and all Rules of the Association to each tenant of his or her Unit. By becoming a tenant, each tenant agrees to be bound by the Declaration, the Bylaws and the Rules of the Association, and recognizes and accepts the right and power of the Association to evict a tenant for any violation by the tenant of the Declaration, the Bylaws, and Rules of the Association.

7.13. **Architectural Control:** There shall be no alteration, modification, painting or other improvement or physical change to any portion of the Common Area or to Units ("Alterations") that is in violation of the terms of the Restrictive Covenant-Historic Properties unless and until the same has been approved in writing by the Board and the City. Notwithstanding the foregoing, an Owner may improve or alter any improvements within the interior boundaries of the Owner's Unit, provided such improvement or alteration does not impair the structural or acoustical integrity of any Common Area, the utilities or other systems servicing the Common Area or other Condominiums, does not involve altering any Common Area (including bearing walls).

A. **Submittal Requirements.** If any Owner desires to make any Alterations that requires approval under this section 7.13, the Owner shall submit to the Board such plans, specifications and other relevant materials required by the Board showing the nature, kind, shape, color, size, materials and location of any proposed Alterations. The Board shall review such submitted plans, specifications and materials for approval as to quality of workmanship and design and harmony of external design of such Alterations with existing structures, and as to location in relation to surrounding structures, topography, and finish grade elevation. The owner shall be responsible for submitting such proposed alterations to the City for approval as may be necessary.

(1) No permission or approval of the Board shall be required to repaint in accordance with Declarant's original color scheme, or to rebuild in accordance with Declarant's original plans and specifications.

(2) No permission or approval shall be required to repaint in accordance with a color scheme previously approved by the Board, or to rebuild in accordance with plans and specifications previously approved by the Board. Nothing contained in this paragraph shall be construed to limit the right of an Owner to paint the interior of his or her Unit any color desired.

B. Landscaping and replacement of landscaping and vegetation in the Common Areas of the Project shall only be undertaken by the Association. No Alterations to such landscaping may occur without the approval of the Board.

C. **Approval Requirements:** In the event the Board fails to approve or disapprove a submittal for Alterations in writing within thirty (30) days after the same have been submitted to it, the submittal will be deemed disapproved. Approval of plans by the Board shall in no way make the Board or its members responsible for or liable for the improvements built after approval of the plans, and the Owner whose plans are approved shall defend, indemnify and hold the Board, the Association, and its members harmless from any and all liability arising out of such approval.

D. **Governmental Approvals:** All Alterations on or within Units or the Common Areas of the Project shall comply with all design requirements, approvals and procedures of the City. Before commencement of any alteration or improvements approved by the Board, the Owner shall comply with all appropriate governmental laws and regulations. Approval by the Board does not satisfy the appropriate approvals that may be required by any governmental entity with appropriate jurisdiction.

E. **Completion of Work; Review of Work:** Upon approval of the Board, the Owner shall diligently proceed with the commencement and completion of all work so approved in compliance with the approvals granted. The work must be commenced within six months from the date of approval unless the Board permits the work to be commenced at a later time.

(1) If the work is not commenced within six months after the approval date, or such later time as the Board has granted, then the approval shall be deemed cancelled, and the Owner must reapply to the Board before undertaking any such work.

(2) The Board shall inspect work within sixty days after a notice of completion has been delivered to the Board by the Owner. The Board may also inspect the work at any time prior to completion as it deems appropriate to determine that the Board approval is being followed. The Board is to inspect the work performed, and determine whether it was performed and completed in compliance of the approval granted in all material respects.

(3) If at any time during the construction of any work, the Board finds that the work was not performed or completed in compliance of the approval granted in all material respects, or if the Board finds that the appropriate approval which was required for any work was not obtained, the Board shall notify the Owner in writing of the non-compliance. The notice shall specify in writing the particulars of non-compliance, and shall set forth the requirement of the Owner to remedy the non-compliance. The Board shall determine in its reasonable judgment whether an alteration, modification or improvement complies with the approval as granted in material respects. Minor changes, deviations or imperfections that do not negatively affect or impact the Project shall not be considered as non-compliance.

(4) If the Board has determined an Owner has not constructed an improvement in compliance of the approval granted in all material respects, and if the Owner fails to remedy such non-compliance in accordance with provisions of the notice of non-compliance, then after expiration of 30 days from the date of such notification, and the Board shall provide Notice and Hearing to consider the Owner's continuing non-compliance. The Board shall act after expiration of thirty (30) days from the date of such notification. At the Hearing, if the Board finds that there is no valid reason for the continuing non-compliance, the Board shall then require the Owner to remedy the non-compliance as necessary and appropriate in the determination of the Board as to result in the improvement being rendered as reasonably in compliance as is appropriate for the overall good and benefit of the Project, or remove the same within a period of not more than 45 days from the date of the Board's determination. If the Owner does not comply with the Board's ruling within such period, or within any extension of such period as the Board, in its discretion may grant, the Board may (1) remove the non-complying improvement, (2) remedy the non-compliance, (3) institute legal proceedings to enforce compliance or completion.

F. **Structural Integrity:** Nothing shall be done in or on any Unit or in or on the Common Area which will impair the structural integrity of any building.

7.14. **Window Coverings:** All drapes, curtains, shutters, blinds or other window coverings visible from the street or Common Areas shall be beige, white, off-white in color, or natural or stained wood, or lined in beige, white, or off-white, or as the case may be, of colors, materials and patterns which are approved by the Board.

7.15. **Clothes Lines:** There shall be no laundering or drying of clothes outside of a Unit. No draping of towels, carpets, or laundry over exterior railings shall be allowed.

7.16. **Power Equipment and Motor Vehicle Maintenance:** Except for alterations being made pursuant to section 7.13 and repairs and maintenance of Units, no power equipment or hobby shops (other than emergency work), shall be permitted on the Project except with prior written approval of the Board. Motor vehicle maintenance is prohibited. Approval shall not be unreasonably withheld, and in deciding whether to grant approval, the Board shall consider the effects of noise, air pollution, dirt or grease, fire hazard, interference with radio or television reception, and similar objections. All hazardous waste shall be disposed of properly by each Owner.

7.17. **Liability of Owners for Damage to Common Area:** The Owner of each Condominium shall be liable to the Association for all damage to the Common Area or improvements to the extent described in section 5.1.A.

7.18. **Attachments to Buildings:** Nothing shall be attached to the Common Area, without Board consent, including, without limitation, basketball apparatus.

7.19. **Commonly Metered Utilities:** The Board may establish restrictions regarding the individual use of any utility on a common meter, and may impose reasonable charges for the individual use thereof.

7.20. **Flags, Pennants, Banners, Etc.:** There shall be no exhibiting, flying or hanging of any flags, pennants, banners, kites, towels, etc., from any area of the Common Areas of the Project that would be visible from the street, Common Area, or the other Units, except in conformance with Rules adopted by the Board, and for flags, banners and signs that are expressly permitted by statute. The Association may adopt Rules regarding the display of flags, banners and signs provided that such Rules shall be consistent with the then applicable laws.

7.21. **Activities Causing Increase in Insurance Rates:** Nothing shall be done or kept in any Unit or in any improvements constructed in any Unit, or in the Common Area, which will increase any applicable rate of insurance or which will result in the cancellation of insurance on any Unit or any part of the Common Area, or which would be in violation of any law.

7.22. **Common Area Use:** Nothing shall be stored, grown, or displayed in the Common Area, including decks, that is not approved in advance by the Board.

7.23. Owner's Right and Obligation to Maintain and Repair:

A. **Maintenance of Units:** Except for those portions of the Project which the Association is required to maintain and repair, each Condominium Owner shall, at his sole cost and expense, maintain and repair the Unit, keeping the same in good condition. Each Owner shall be responsible for and bear the cost of maintenance, repair and replacement of the following items within such Owner's Unit: interior surfaces of all perimeter and interior walls, ceilings and floors (including wood flooring, tile, plaster and paint or other covering); garbage disposals, ranges, refrigerators, dishwashers, washing machines, dryers, light fixtures, smoke detectors, sub-meters and any and all other appliances of any nature whatsoever; heating, ventilating and air conditioning equipment servicing such Unit (although such equip-ment may be located in part outside such Unit); exterior doors and door hardware, gaskets and seals, interior doors, including all hardware on the doors; cabinets, light bulbs; plumbing and other fixtures of any nature whatsoever; "built-in" features; and decorative features, fireplaces, if any, and any furniture and furnishings.

B. **Smoke Detectors and Fire Sprinklers:** Each Owner shall maintain, repair and replace any smoke detectors located in the Owner's Unit. The Association shall maintain any automatic fire sprinkler heads located in any Unit, provided that each Owner immediately shall notify the Association of any problems with any automatic sprinkler heads located in the Owner's Unit.

C. **Other Unit Maintenance:** In addition, each Owner shall be responsible for and bear the cost of maintenance, repair and replacement of the following items serving such Owner's Unit: interior entrance and stairway surfaces, elevators, and windows. Each Owner shall keep the Exclusive Use Common Area appurtenant to the Owner's Condominium in a clean and neat condition at all times.

D. **Mold:** In order to reduce the presence of mold, fungi, spores, pollens and other botanical substances, or other allergens (collectively "Mold") within the Unit, the Owners shall inspect the interior of their dwellings not less frequently than once each quarter to check for water leaks or other breaches of the watertight integrity of the improvements, and for the presence of Mold. If any water leaks and/or Mold are detected within the Unit, the Owner shall immediately take appropriate corrective steps to repair the leak, and/or remove the Mold and to maintain proper ventilation within enclosed areas, and to maintain humidity levels to reduce the risk of Mold growth, and take such other prudent steps as may be appropriate to prevent Mold growth, or eliminate any existing Mold.

E. **Maintenance Guidelines:** Each Owner shall maintain the improvements within his or her Unit in accordance with the Maintenance Guidelines established by the Declarant. A copy of the Maintenance Guidelines shall be delivered by Declarant to each Owner when the Unit is sold to the Owner. Each Owner shall retain the Maintenance Guidelines and take all appropriate actions to comply with and implement the Maintenance Guidelines. When an Owner transfers a Unit, the Owner shall deliver a complete copy of the Maintenance Guidelines to the transferee of the Unit on or before the date the Unit is transferred.

F. **Enforcement of Maintenance Responsibility:** In the event an Owner fails to maintain the interior of his Unit in a manner which the Board deems necessary to preserve the appearance and value of the Project, the Board may notify Owner of the work required and request it be done within sixty (60) days from the giving of such notice. In the event the Owner fails to carry out such maintenance within said period, the Board may, following notice and hearing as provided in the Bylaws, cause such work to be done and the cost of the work shall immediately be paid by such Owner to the Association as a Reimbursement Charge, and until paid shall bear interest at the rate of twelve percent (12%) per annum (but no greater than the maximum rate authorized by law).

ARTICLE 8. INSURANCE; DAMAGE OR DESTRUCTION; CONDEMNATION

8.1. **Insurance:** The Association shall obtain and maintain the following insurance:

    A. A. **Policies:**

        (1) a master hazard policy insuring all improvements, equipment and fixtures in the Project (including the Units as originally constructed) with policy limits of either: [a] full replacement value of the covered improvements or [b] no less than 80% of replacement cost of the covered improvements, excluding foundations and footings in either instances, unless otherwise required by FNMA or FHLMC requirements as set forth in subparagraph 8.1B, below. The following endorsements should be included in any such master hazard policy, if commercially reasonable to obtain:

        (a) changes in building codes ("ordinance or law endorsement");

        (b) inflation guard coverage;

        (c) demolition coverage;

        (d) "agreed-amount" endorsement (to eliminate a coinsurance problem);

        (e) replacement cost endorsement; and

        (f) primary coverage endorsement.

        (2) if obtainable, an occurrence version comprehensive general liability policy insuring the Association, its agents, the Owners and their respective family members, against liability incident to the ownership or use of the Common Area or any other Association owned or maintained real or personal property. The amount of general liability insurance that the Association shall carry at all times shall be not less than the minimum amounts required by California Civil Code §1365.7 and § 1365.9;

        (3) workers' compensation insurance to the extent required by law (or such greater amount as the Board deems necessary). The Association shall obtain a Certificate of Insurance naming it as an additional insured in regard to workers' compensation claims from any independent contractor who performs any service for the Association, if the receipt of such a certificate is practicable;

        (4) fidelity bonds or insurance covering officers, directors, and employees that have access to any Association funds;

        (5) flood insurance if the Project is located in an area designated by an appropriate governmental agency as a special flood hazard area;

        (6) officers and directors liability insurance in the minimum amounts required by California Civil Code §§ 1365.7;

        (7) insurance against water damage, and liability for non-owned and hired automobiles, such other insurance as the Board in its discretion considers necessary or advisable; and

        (8) earthquake insurance to the extent required by law, and if not required by law, then to the extent available at commercially reasonable rates in the opinion of the Board.

B. Amount, Term and Coverage. The amount, term and coverage of any policy required hereunder (including the type of endorsements, the amount of the deductible, the named insureds, the loss payees, standard mortgage clauses, notices of changes or cancellations, and the insurance company rating) shall satisfy the minimum requirements imposed for this type of project by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") or any successor to either of those entities (except for earthquake insurance, the purchase of which shall be within the discretion of the Board, as provided in § 8.1A(8) above). If the FNMA or FHLMC requirements conflict, the more stringent requirement shall be met. If FNMA and FHLMC do not impose requirements on any policy required hereunder, the term, amount and coverage of such policy shall be no less than that which is customary for similar policies on similar projects in the area. The Board shall adopt a policy regarding payment of deductibles on any insurance coverage. Unless the Board determines otherwise, the Association shall pay deductibles required under any insurance claims from Association funds, unless insufficient funds are available to the Association from the Association's accounts or from funds borrowed by the Association in accordance with this Declaration, in which event the Association shall levy a Special Assessment, in accordance with sections 4.3B and 4.4 of this Declaration, with respect to the amount of any such deductible which exceeds funds available to the Association from Association funds or from borrowing.

C. Representation for Claims. Each Owner appoints the Association or any insurance trustee designated by the Association to act on behalf of the Owners in connection with all insurance matters arising from any insurance policy maintained by the Association, including without limitation, representing the Owners in any proceeding, negotiation, settlement or agreement.

D. Waiver of Subrogation. Any insurance maintained by the Association shall contain "waiver of subrogation" as to the Association and its officers, directors and Members, the Owners and occupants of the Condominiums and Mortgagees, and, if obtainable, a cross-liability or severability of interest endorsement insuring each insured against liability to each other insured.

E. All individually owned insurance shall contain a waiver of subrogation as to the Association and its officers, directors and Members, the Owners and occupants of the Condominiums and Mortgagees, and all Members are deemed to have waived subrogation rights as to the Association and/or other Members, whether or not their policies so provide.

F. Review of Policies. The Association shall periodically (and not less than once every three (3) years) review all insurance policies maintained by the Association to determine the adequacy of the coverage and to adjust the policies accordingly.

G. Separate Insurance Limitations. No Owner shall separately insure his Condominium against loss by fire or other casualty covered by any insurance carried by the Association. If any Owner violates this provision, any diminution in insurance proceeds otherwise payable under the Association's policies that results from the existence of such other insurance will be chargeable to the Owner who acquired other insurance. The insurance maintained by the Association does not cover the personal property in the residences and does not cover personal liability for damages or injuries occurring in the Units. Any Owner can insure his personal property against loss and obtain any personal liability insurance that he desires. In addition, any improvements made by an Owner within his Unit may be separately insured by the Owner, but the insurance is to be limited to the type and nature of coverage commonly known as "improvements insurance". The Owner shall not obtain such insurance if the policy referred to in section 8.1A(1) will provide coverage for such improvements.

H. Copies of Policies; Notice to Members. The Association shall make available to all Members a copy of the Association's policy to enable Members to insure their Units without duplicating insurance carried by the Association and inadvertently triggering a co-insurance clause in the Association's policy referred to in section 8.1A(1). The Association shall distribute annually to the Members a summary of the Association's insurance policies as required by Civil Code section 1365(e) and as provided in the Bylaws. The Association, as soon as reasonably practical, shall notify its Members by first-class mail if any of the policies have been cancelled and not immediately renewed or restored or if there is a significant change such as a reduction in coverage or limits or an increase in the deductible for any policy. If the Association receives any notice of non-renewal of a policy, the Association immediately shall notify its Members if replacement coverage will not be in effect by the date the existing coverage will lapse.

To the extent that the information required to be disclosed, as described in Civil Code §1365(e), is specified in the insurance policy declaration page, the Association may meet its disclosure obligations by making copies of that page and distributing copies to all its Members.

I. Limitation on Liability. The Association, and its directors and officers, shall have no liability to any Owner or Mortgagee if, after a good faith effort, it is unable to obtain the insurance required hereunder, because the insurance is no longer available or, if available, can be obtained only at a cost that the Board in its sole discretion determines is unreasonable under the circumstances, or the Members fail to approve any Assessment increase needed to fund the insurance premiums. In such event, the Board immediately shall notify each Member and any Mortgagee entitled to notice that the insurance will not be obtained or renewed.

J. Policies and Procedures Regarding the Filing and Processing of Claims: The Board shall adopt a policies and procedures regarding the filing and processing of claims for damage and destruction of Common Area improvements or any other matters covered by insurance maintained by the Association.

8.2. **Damage or Destruction:** If Project improvements are damaged or destroyed by fire or other casualty, the improvements shall be repaired or reconstructed substantially in accordance with the original as-built plans and specifications, modified as may be required by applicable building codes and regulations in force at the time of such repair or reconstruction and subject to such alterations or upgrades as may be approved by the Board, unless either of the following occurs: (1) the cost of repair or reconstruc-tion is more than fifty percent (50%) of the current replacement costs of all Project improvements, available insurance proceeds are not sufficient to pay for at least eighty-five percent (85%) of the cost of such repairs or reconstruction, and three-fourths (3/4) of the total voting power of the Association residing in Members and their First Lenders vote against such repair and reconstruction; or (2) available insurance proceeds are not sufficient to substantially repair or reconstruct the improvements within a reasonable time as determined by the Board, a Special Assessment levied to supplement the insurance fails to receive the requisite approval (if such approval is required) as provided in section 4.4, and the Board, without the requirement of approval by the Owners, is unable to supplement the insurance by borrowing on behalf of the Association sufficient monies to enable the improvements to be substantially repaired or recon-structed within a reasonable time.

A. Process For Repair or Reconstruction: If the improvement is to be repaired or reconstructed and the cost for repair or reconstruction is in excess of twenty-five percent (25%) of the current replacement cost of all the Project improvements, the Board shall designate a construction consultant, a general contractor, and an architect for the repair or reconstruction. All insurance proceeds, Association monies allocated for the repair or reconstruction, and any borrowings by the Association for the repair or reconstruction shall be deposited with a commercial lending institution experienced in the disbursement of construction loan funds (the "depository") as selected by the Board. Funds shall be disbursed in accordance with the normal construction loan practices of the depository that require as a minimum that the construction consultant, general contractor and architect certify within ten (10) days prior to any disbursement substantially the following:

(1) that all of the work completed as of the date of such request for disbursement has been done in compliance with the approved plans and specifications;

(2) that such disbursement request represents monies which either have been paid by or on behalf of the construction consultant, the general contractor or the architect and/or are justly due to contractors, subcon-tractors, materialmen, engineers, or other persons (whose name and address shall be stated) who have rendered or furnished certain services or materials for the work and giving a brief description of such services and materials and the principal subdivisions or categories thereof and the respective amounts paid or due to each of those persons in respect of such services and stating the progress of the work up to the date of the certificate;

(3) that the sum then requested to be disbursed plus all sums previously disbursed do not exceed the cost of the work insofar as actually accomplished up to the date of such certificate;

(4) that no part of the cost of the services and materials described in the foregoing paragraph 8.2A(1) has been or is being made the basis for the disbursement of any funds in any previous or then pending application; and

(5) that the amount held by the depository, after payment of the amount requested in the pending disbursement request, will be sufficient to pay in full the costs necessary to complete the repair or reconstruction.

If the cost of repair or reconstruction is less than twenty-five percent (25%) of the current replacement cost of all the Project improvements, the Board shall disburse the available funds for the repair and reconstruction under such procedures as the Board deems appropriate under the circumstances.

The repair or reconstruction shall commence as soon as reasonably practicable after the date of such damage or destruction and shall be completed as quickly as is reasonably practicable after commencement of reconstruction, subject to delays that are beyond the control of the party responsible for making the repairs. The Owner of the damaged or destroyed improvement immediately shall take such steps as may be reasonably necessary to secure any hazardous condition and to screen any unsightly views resulting from the damage or destruction.

B. Process If Repair or Reconstruction Not Undertaken: If the improvements are not required to be repaired or reconstructed in accordance with the foregoing, all available insurance proceeds shall be disbursed among the Owners of the damaged Units and their respective Mortgagees in proportion to the respective fair market values of their Condominiums as of the date immediately preceding the date of damage or destruction as determined by a qualified independent appraiser selected by the Board, after first applying the proceeds to the cost of mitigating hazardous conditions on the Project, making provision for the continuance of public liability insurance to protect the interests of the Owners until the Project can be sold, and complying with all other applicable requirements of governmental agencies. In the event of a failure to agree upon an appraiser, the appraiser shall be appointed by the then President of the Santa Clara County Bar Association.

If the failure to repair or reconstruct results in a material alteration of the use of the Project from its use immediately preceding the damage or destruction as determined by the Board (a material alteration shall be conclusively presumed if repair or reconstruction costs exceed twenty-five percent (25%) of the current replacement cost of all Project improvements), the Project shall be sold in its entirety under such terms and conditions as the Board deems appropriate. If any Owner or First Lender disputes the Board's determination as to a material alteration, the dispute shall be submitted to arbitration pursuant to the rules of the American Arbitration Association, and the decision of the arbitrator shall be conclusive and binding on all Owners and their Mortgages.

If the Project is sold, the sales proceeds shall be distributed to all Owners and their respective Mortgages in proportion to their respective fair market values of their Condominiums as of the date immediately preceding the date of damage or destruction as determined by the independent appraisal procedure described above. For the purpose of effecting a sale under this section 8.2, each Owner grants to the Association an irrevocable power of attorney to sell the entire Project for the benefit of the Owners, to terminate the Declaration and to dissolve the Association. In the event the Association fails to take the necessary steps to sell the entire Project as required under this Article within sixty (60) days following the date of a determination by the Board or arbitrator of a material alteration, or if within one hundred twenty (120) days following the date of damage or destruction the Board has failed to make a determination as to a material alteration, any Owner may file a partition action as to the entire Project under California Civil Code § 1359, or any successor statute, and the court shall order partition by sale of the entire Project and distribution of the sale proceeds as provided in this Declaration.

Notwithstanding anything in this Declaration to the contrary, any Owner or group of Owners shall have a right of first refusal to match the terms and conditions of any offer made to the Association in the event of a sale of the Project under this section 8.2B, provided this right is exercised within ten (10) days of receipt by the Owners of a notice from the Association containing the terms and conditions of any offer it has received. If the Owner or group of Owners subsequently default on their offer to purchase, they shall be liable to the other Owners and their respective Mortgagees for any damages resulting from the default. If more than one (1) Owner or group elects to exercise this right, the Board shall accept the offer that in its determination is the best offer.

8.3. **Condemnation:** The Association shall represent the Owners in any condemnation proceedings or in negotiations, settlements and agreements with the condemning authority for acquisition of the Common Area(s), or part of the Common Area(s). In the event of a taking or acquisition of part or all of the Common Area(s) by a condemning authority, the award or proceeds of settlement shall be payable to the Association, or any trustee appointed by the Association, for the use and benefit of the Owners and their Mortgagees as their interests may appear. In the event of an award for the taking of any Condominium in the Project by eminent domain, the Owner of such Condominium shall be entitled to receive the award for such taking and, after acceptance of the award, he and his Mortgagee shall be divested of all interest in the Project if such Owner shall vacate his Condominium as a result of such taking. The remaining Owners shall decide by majority vote whether to rebuild or repair the Project, or take other action. The remaining portion of the Project shall be resurveyed, if necessary, and the Declaration shall be amended to reflect such taking and to readjust proportionately the percentages of undivided interest of the remaining Owners in the Project. In the event of a taking by eminent domain of any part of the Common Area, the Association shall participate in the negotiations, and shall propose the method of division of the proceeds of condemnation, where Condominiums are not valued separately by the condemning authority or by the court. Proceeds of condemnation shall be distributed among Owners of Condominiums and their respective Mortgagees according to the relative values of the Condominiums affected by the condemnation, said values to be determined by the method provided in section 8.2.

If there is a substantial taking of the Project (more than fifty percent (50%)), the Owners may terminate the legal status of the Project and, if necessary, bring a partition action under California Civil Code § 1359 or any successor statute, on the election to terminate by fifty-one percent (51%) of the total voting power of the Association and the approval of Eligible Mortgage Holders holding Mortgages on Condominiums which have at least fifty-one percent (51%) of the votes of Condominiums subject to Eligible Mortgages. The proceeds from the partition sale shall be distributed to the Owners and their respective Mortgagees in proportion to the fair market values of their Condominiums as determined under the method described in section 8.2.

ARTICLE 9. GENERAL PROVISIONS

9.1. **Enforcement:** The Association, or any Owner, shall have the right to enforce, by any proceeding at law or in equity, all restrictions, conditions, covenants, reservations, liens, and charges now or hereafter imposed by the provisions of this Declaration, the Articles and the Bylaws, and in such action shall be entitled to recover reasonable attorneys' fees as are ordered by the Court. The Association has the right to record a Notice of Violation against the Condominium of an Owner who is not in compliance with the provision of the Condominium Documents. Failure by the Association or by any Owner to enforce any covenant or restriction contained in this Declaration shall in no event be deemed a waiver of the right to do so thereafter. The City may enforce the provisions of the Declaration according to its terms.

9.2. **Invalidity of Any Provision:** Should any provision or portion of this Declaration be declared invalid or in conflict with any law of the jurisdiction where this Project is situated, the validity of all other provisions and portions hereof shall remain unaffected and in full force and effect.

9.3. **Term:** The covenants and restrictions of this Declaration shall run with and bind the Project, and shall inure to the benefit of and shall be enforceable by the Association or the Owner of any property subject to this Declaration, their respective legal representatives, heirs, successors and assigns, for a term of thirty (30) years from the date this Declaration is recorded, after which time they shall be automatically extended for successive periods of ten (10) years, unless an instrument in writing, signed by a majority of the then Owners of the Condominiums, has been recorded within the year preceding the beginning of each successive period of ten (10) years, agreeing to change said covenants and restrictions in whole or in part, or to terminate the same.

9.4. **Amendments:** Prior to close of escrow on the sale of the first Condominium, Declarant may amend this Declaration. After sale of the first Condominium, this Declaration may be amended only by the affirmative vote (in person or by proxy) or written consent of Members representing a majority of the total voting power of the Association and a majority of the affirmative votes or written consent of Members other than the Declarant, or where the two (2) class voting structure is still in effect, a majority of each class of membership. However, the percentage of voting power necessary to amend a specific clause shall not be less than the prescribed percentage of affirmative votes required for action to be taken under that clause. Any amendment must be certified in a writing executed and acknowledged by the President or Vice President of the Association and recorded in the Recorder's Office of the County. Notwithstanding anything in this Declaration to the contrary, any amendment to the Condominium Plan shall satisfy the requirements of California Civil Code § 1351(e) or any successor statute.

A. **Amendments Regarding Initiation of Construction Defect Claims:** Notwithstanding anything to the contrary contained in this Declaration, this section 9.4 and section 9.14 of this Declaration shall not be amended without the vote or approval by written ballot of at least (a) ninety percent (90%) of the voting power of the Members of the Association other than Declarant, and (b) at least ninety percent (90%) of the First Lenders.

B. **Amendments to the Rights of Commercial Unit Owners:** Notwithstanding the foregoing, no amendment of section 7.2, nor any additional restrictions on the use of a Unit by a Commercial Unit Owner shall be effective unless such amendment is approved by a majority of the Owners of Commercial Units.

C. **Amendments as to Rights of Residential Unit Owners:** Notwithstanding the foregoing, no amendment of section 7.1 of this Declaration, nor any additional restrictions on the use of a Unit by an Owner of a Residential Unit, shall be effective unless such amendment is approved by a majority of the Owners of Residential Owners.

D. **Amendments Requiring City Approval:** No amendment concerning the maintenance obligations of the Association for the Lewis Street Frontage as set forth in section 5.1A shall be effective without the express written consent of the City Engineer.

9.5. **Encroachment Rights:** If any portion of the Common Area encroaches on any Unit or any part of a Unit, or any portion of a Unit encroaches on any Common Area due to engineering errors, errors or adjustments in original construction, reconstruction, repair, settlement, shifting, or movement of the building, or any other cause, the owner of the encroachment shall have the right to maintain, repair or replace the encroachment, as long as it exists, and the rights and obligations of Owners shall not be altered in any way by that encroachment, settlement or shifting; provided, however, that no right shall be created in favor of an Owner or Owners if that encroachment occurred due to the intentional conduct of such Owner or Owners other than adjustments by Declarant in the original construction. In the event a structure is partially or totally destroyed, and then repaired or rebuilt, the Owners agree that minor encroachments over adjoining Condominiums or Common Area shall be permitted and that there shall be appropriate rights for the maintenance of those encroachments so long as they shall exist. In the event that an error in engineering, design or construction results in an encroachment of a Building into the Common Area, or into or onto an adjoining lot, or into a required setback area, a correcting modification may be made in the subdivision map and/or Condominium Plan. Such modification may be in the form of a certificate of correction and shall be executed by Declarant (so long as Declarant is the sole Owner of the Project) and by Declarant's engineer (in the case of a Condominium Plan) and, in addition, by the city engineer (in the case of a subdivision map or parcel map). If the correction occurs after title to the Common Area has been conveyed to the Association, the Association shall also execute the certificate of correction. The Board of Directors may, by vote or written approval of a majority of the directors, authorize the execution of the certificate of correction. The modification may also be made by lot line adjustment, if more appropriate.

9.6. **Rights of First Lenders:** No breach of any of the covenants, conditions and restrictions contained in this Declaration, nor the enforcement of any of its lien provisions, shall render invalid the lien of any First Lender on any Condominium made in good faith and for value, but all of those covenants, conditions and restrictions shall be binding upon and effective against any Owner whose title is derived through Foreclosure or trustee's sale, or otherwise. Notwithstanding any provision in the Condominium Documents to the contrary, First Lenders shall have the following rights:

A. Copies of Condominium Documents: The Association shall make available to Condominium Owners and First Lenders, and to holders, insurers or guarantors of any First Mortgage, current copies of the Declaration, Bylaws, Articles or other Rules concerning the Project and the books, records and financial statements of the Association. "Available" means available for inspection, upon request, during normal business hours or under other reasonable circumstances. The Board may impose a fee for providing the requested documents which may not exceed the reasonable cost to prepare and reproduce them.

B. Audited Statement: Any holder of a First Mortgage shall be entitled, upon written request, to have an audited financial statement for the immediately preceding fiscal year prepared at its expense if one is not otherwise available. Such statement shall be furnished within one hundred twenty (120) days of the Association's fiscal year-end.

C. Notice of Action: Upon written request to the Association, identifying the name and address of the Eligible Mortgage Holder or Eligible Insurer or Guarantor, and the Condominium number or address, such Eligible Mortgage Holder or Eligible Insurer or Guarantor will be entitled to timely written notice of:

(1) any condemnation loss or any casualty loss which affects a material portion of the Project or any Condominium on which there is a First Mortgage held, insured, or guaranteed by such Eligible Mortgage Holder or Eligible Insurer or Guarantor, as applicable;

(2) any default in performance of obligations under the Condominium Documents or delinquency in the payment of Assessments or charges owed by an Owner of a Condominium subject to a First Mortgage held, insured or guaranteed by such Eligible Mortgage Holder or Eligible Insurer or Guarantor, which remains uncured for a period of sixty (60) days;

(3) any lapse, cancellation or material modifi-cation of any insurance policy or fidelity bond maintained by the Association;

(4) any proposed action which would require the consent of a specified percentage of Eligible Mortgage Holders as specified in section 9.6.D.

The Association shall discharge its obligation to notify Eligible Mortgage Holders or Eligible Insurers or Guarantors by sending written notices required by this Declaration to such parties, at the address given on the current request for notice, in the manner prescribed by section 9.10.

D. **Consent to Action:**

(1) Except as provided by statute or by other provision of the Condominium Documents in case of substantial destruction or condemnation of the Project, and further excepting any reallocation of interests in the Common Area(s) which might occur pursuant to any plan of expansion or phased development contained in the original Condominium Documents:

(a) the consent of Owners of Condominiums to which at least sixty-seven percent (67%) of the votes in the Association are allocated and the approval of Eligible Mortgage Holders holding Mortgages on Condominiums which have at least fifty-one percent (51%) of the votes of Condominiums subject to Eligible Mortgages, shall be required to terminate the legal status of the Project as a Condominium Project; provided, however, that if termination is for reasons other than substantial destruction or condemnation, the agreement of Eligible Mortgage Holders representing at least sixty-seven percent (67%) of the votes of the mortgaged Unit is required;

(b) the consent of Owners of Condominiums to which at least sixty-seven percent (67%) of the votes in the Association are allocated and the approval of Eligible Mortgage Holders holding Mortgages on Units which have at least fifty-one percent (51%) of the votes of the Condominiums subject to Eligible Mortgages, shall be required to add or amend any material provisions of the Condominium Documents which establish, provide for, govern or regulate any of the following: (i) voting rights; (ii) increases in Assessments that raise the previously assessed amount by more than twenty-five percent (25%), Assessment Liens, or the priority of Assessment Liens; (iii) reductions in reserves for maintenance, repair, and replacement of Common Areas; (iv) responsibility for maintenance and repairs; (v) reallocation of interests in the general or Exclusive Use Common Areas, or rights to their use; (vi) convertibility of Units into Common Areas or vice versa; (vii) expansion or contraction of the Project, or the addition, Annexation, or withdrawal of property to or from the Project; (viii) hazard or fidelity insurance requirements; (ix) imposition or any restrictions on the leasing of Units; (x) imposition of any restrictions on an Owner's right to sell or transfer his Unit; (xi) restoration or repair of the Project (after damage or partial condemnation) in a manner other than that specified in the Condominium Documents; or (xii) any provisions that expressly benefit Mortgage holders, insurers, or guarantors;

(c) an Eligible Mortgage Holder who receives a written request to approve additions or amendments without delivering or posting to the requesting party a negative response within thirty (30) days after the notice of the proposed addition or amendment shall be deemed to have approved such request, provided the notice has been delivered to the mortgage holder by certified or registered mail, return receipt requested.

(2) except as provided by statute in case of condem-nation or substantial loss to the Condominiums and/or common elements of the Project, unless the holder(s) of at least two-thirds (2/3) of the First Mortgages (based upon one (1) vote for each First Mortgage owned), or Owners of the individual Condominiums have given their prior written approval, the Association and/or the Owners shall not be entitled to:

(a) by act or omission, seek to abandon or terminate the Condominium Project (except for abandonment or termination pro-vided by law in the case of substantial destruction by fire or other casualty or in the case of a taking by condemnation or eminent domain);

(b) change the pro rata interest or obligations of any individual Condominium for the purpose of: (i) levying Assessments or charges or allocating distributions of hazard insurance proceeds or condemnation awards; or (ii) determining the pro rata share of ownership of each Condominium in the Common Area, provided that no Owner's undivided interest in the Common Area may be changed without the consent of that Owner;

(c) partition or subdivide any Condominium;

(d) by act or omission, seek to abandon, partition, subdivide, encumber, sell or transfer the Common Area. (The granting of easements for public utilities or for other public purposes consistent with the intended use of the Common Area by the Condominium Project shall not be deemed a transfer within the meaning of this clause);

(e) use hazard insurance proceeds for losses to any of the Project (whether to Units or to Common Area) for other than the repair, replacement or reconstruction of such Project.

E. Right of First Refusal: The Condominium Documents contain no provisions creating a "right of first refusal," but should any such rights be created in the future, any such rights shall not impair the rights of any First Lender to: (1) foreclose or take title to a Condominium pursuant to the remedies provided in the Mortgage, or (2) accept a deed (or assignment) in lieu of foreclosure in the event of a default by a Mortgagor, or (3) sell or lease a Condominium acquired by the Mortgagee.

F. Contracts: Any agreement for professional management of the Project, or lease or any other contract providing for services of the developer, sponsor, or builder, may not exceed one (1) year. Any agreement, contract, or lease, including a management contract entered into prior to passage of control of the Board of Directors of the Association to Unit purchasers, must provide for termination by either party for cause on thirty (30) days' written notice, or without cause and without payment of a termination fee or penalty on ninety (90) days' or less written notice.

G. Reserves: Condominium dues or charges shall include an adequate reserve fund for maintenance, repairs, and replacement of those improvements which the Association is obligated to maintain and that must be replaced on a periodic basis, and shall be payable in regular installments of Regular Assessments, rather than by Special Assessments.

H. Priority of Liens: Any Assessment Lien created under the provisions of this Declaration is expressly made subject and subordinate to the lien and encumbrance of any First Mortgage that encumbers all or any portion of the Project, or any Unit. Each First Lender who comes into possession of the Condominium by virtue of Foreclosure of the Mortgage, or any purchaser at a Foreclosure, will take the Condominium free of any claims for unpaid Assessments and fees, late charges, fines or interest levied in connection with such claims, against the Condominium which accrue prior to the time such First Lender or purchaser at a Foreclosure takes title to the Condominium, except for claims for a pro rata share of such Assessments or charges to all Condominiums including the mortgaged Condominium, and except for Assessment Liens as to which a Notice of Delinquent Assessment has been recorded prior to the Mortgage.

I. Distribution of Insurance or Condemnation Proceeds: No provision of the Condominium Documents gives an Owner, or any other party, priority over any rights of First Lenders in the case of a distribution to Owners of insurance proceeds or condemnation awards for losses to or taking of Condominiums and/or Common Area.

J. Termination of Professional Management: When professional manage-ment has been previously required by the Condominium Documents or by any Eligible Mortgage Holder or Eligible Insurer or Guarantor, whether such entity became an Eligible Mortgage Holder or Eligible Insurer or Guarantor at that time or later, any decision to establish self management by the Association shall require the prior consent of Owners of Condominiums to which at least sixty-seven percent (67%) of the votes in the Association are allocated and the approval of Eligible Mortgage Holders holding Mortgages on Condominiums which have at least fifty-one percent (51%) of the votes of Condominiums subject to Eligible Mortgages.

K. Status of Loan to Facilitate Resale: Any First Mortgage given to secure a loan to facilitate the resale of a Condominium after acquisition by Foreclosure or by a deed in lieu of Foreclosure or by an assignment in lieu of Foreclosure, shall be deemed to be a loan made in good faith and for value and entitled to all of the rights and protections of Mortgages under this Declaration.

L. Right to Appear at Meetings: Any Eligible Mortgage Holder may appear (but cannot vote) at meetings of Owners and the Board to draw attention to violations of this Declaration that have not been corrected or that have been made the subject of remedial proceedings or Assessments.

9.7. **Limitation of Restrictions on Declarant:** Declarant is undertaking the work of developing and marketing the Condominiums and incidental improve-ments upon the subject Project. The completion of that work and the sale, rental, and other disposal of those Condominiums is essential to the establishment and welfare of the Project as a mixed use residential and commercial project. In order that the work may be completed and the Project be established as a fully occupied mixed-use project as rapidly as possible, nothing in this Declaration shall be understood or construed to:

A. Prevent Declarant, its contractors, or subcontractors from doing on the Project or any Condominium whatever is reasonably necessary or advisable in connection with the completion of the work; or

B. Prevent Declarant or its representatives from erecting, constructing and maintaining on the Project (except upon Units owned by others), such structures as may be reasonable and necessary for the conduct of its business of completing the work and establishing said Project as a mixed-use community and disposing of the Project in parcels by sale, lease or otherwise; or

C. Prevent Declarant from conducting on Project (except upon Units owned by others) its business of completing the work and of establishing a plan of Condominium ownership and of disposing of said Project in Condominiums by sale, lease or otherwise (including use of one (1) or more Units as a sales office)

D. Prevent Declarant from maintaining or displaying such sign(s), pennants and flag(s) on the Project (except upon Units owned by others) as may be necessary for the sale, lease or disposition thereof; or

E. Subject Declarant to the architectural control provisions of section 7.13 for the construction of any Condominium or other improvement on the Project.

The foregoing rights of Declarant shall terminate upon sale of Declarant's entire interest in the Project.

So long as Declarant, its successors and assigns, owns one (1) or more of the Condominiums established and described in this Declaration, Declarant, and its successors and assigns, shall be subject to the provisions of this Declaration. Declarant shall make reasonable efforts to avoid disturbing the use and enjoyment of Units (and the Common Area) by Owners, while completing any work necessary to those Units or Common Area.

9.8. **Termination of any Responsibility of Declarant:** In the event Declarant shall convey all of its right, title and interest in and to the Project to any Declarant, then and in such event, Declarant shall be relieved of the performance of any further duties or obligations under this Declaration arising after such conveyance, and such successor Declarant, shall thereafter be obligated to perform all such duties and obligations of the Declarant.

9.9. **Owners' Compliance:** Each Owner, tenant or occupant of a Condominium shall comply with the provisions of this Declaration, and (to the extent they are not in conflict with the Declaration) the Articles and Bylaws, the decisions and resolutions of the Association or the Board, as lawfully amended from time to time. Failure to comply with any such decisions, or resolutions shall be grounds for an action (1) to recover sums due, (2) for damages, (3) for injunctive relief, (4) for costs and attorneys' fees, or (5) any combination of the foregoing.

All agreements and determinations lawfully made by the Association in accordance with the voting percentages established in this Declaration or in the Articles or the Bylaws, shall be deemed to be binding on all Owners, their successors and assigns.

9.10. **Notice:** Any notice permitted or required by the Declaration, Articles or Bylaws may be delivered either personally or by mail. If delivery is by mail, it shall be deemed to have been delivered seventy-two (72) hours after a copy of the same has been deposited in the United States mail, first class or registered, postage prepaid, addressed to the person to be notified at the current address given by such person to the Secretary of the Board or addressed to the Unit of such person if no address has been given to the Secretary.

9.11. **Special Provisions Relating to Enforcement of Declarant's Obligation to Complete Common Area Improvements:** Where the Project includes Common Area improvements which have not been completed prior to the close of escrow on the sale of the first Condominium, and where the Association is obligee under a bond or other arrangement (hereafter "Bond") to secure performance of the commitment of Declarant to complete said improvements, the Board shall consider and vote on the question of action by the Association to enforce the obligations under the Bond with respect to any improvement for which a notice of completion has not been filed within sixty (60) days after the completion date specified for those improvements in the planned construction statement appended to the Bond. If the Association has given an extension in writing for the completion of any Common Area improvement, the Board shall consider and vote on the aforesaid question if a notice of completion has not been filed within thirty (30) days after the expiration of the extension. A special meeting of Members of the Association for the purpose of: (i) voting to override a decision by the Board not to initiate action to enforce the obligations under the Bond; or (ii) to consider the failure of the Board to consider and vote on the question shall be held not less than thirty-five (35) days nor more than forty-five (45) days after receipt by the Board of a petition for such a meeting signed by Members representing five percent (5%) or more of the total voting power of the Association. At such special meeting a vote of a majority of Members of the Association other than the Declarant shall be required to take action to enforce the obligations under the Bond and a vote of a majority of the voting power of the Association, excluding Declarant, shall be deemed to be the decision of the Association, and the Board shall thereafter implement this decision by initiating and pursuing appropriate action in the name of the Association.

On satisfaction of the Declarant's obligation to complete the Common Area improvements, the Association shall acknowledge in writing that it approves the release of the Bond and shall execute any other documents as may be necessary to effect the release of the Bond. The Association shall not condition its approval of the release of the Bond on the satisfaction of any condition other than the completion of the Common Area improvements as described on the planned construction statement. Any dispute between the Declarant and the Association regarding the question of satisfaction of the Conditions for exoneration or release of the security shall, at the request of either party, be submitted to arbitration pursuant to section 9.14 of this Declaration.

9.12. **Special Provisions Relating to Enforcement of Declarant's Obligation to Pay Assessments:** Where the Association is obligee under a Bond or other arrangement (hereafter "Bond") to secure performance of the commitment of Declarant to pay Assessments on Units owned by Declarant, the Board shall consider and vote on the question of action by the Association to enforce the obligations under the Bond with respect to any of Declarant's Assessments which are delinquent for thirty (30) days. A special meeting of Members of the Association for the purpose of voting to override a decision by the Board not to initiate action to enforce the obligations under the Bond or such a meeting to consider the failure of the Board to consider and vote on the question shall be held not less than ten (10) days nor more than twenty (20) days after receipt by the Board of a petition for such a meeting signed by Members representing five percent (5%) or more of the total voting power of the Association. At such special meeting a vote of a majority of Members of the Association other than the Declarant shall be required to take action to enforce the obligations under the Bond and a vote of a majority of the voting power of the Association, excluding Declarant, shall be deemed to be the decision of the Association, and the Board shall thereafter implement this decision by initiating and pursuing appropriate action in the name of the Association.

Upon satisfaction of the Declarant's obligation to assure the availability of funds to pay Assessments upon unsold Units as set forth in Title 10 Cal Code of Regs § 2792.9, the escrow holder holding the Bond shall return the Bond to Declarant, after delivery to said escrow holder of Declarant's written request for release of the Bond, and Declarant's written statement that [1] Declarant has paid, as and when due, all regular and special Assessments levied by the Association against Units owned by the Declarant and that [2] 80% of the Units in the Project have been conveyed by Declarant, unless pursuant to Title 10 Cal Code of Regs § 2792.9, the Association delivers to said escrow holder its written objection to the return of the Bond to Declarant within forty (40) days after delivery of notice of Declarant's request from release and the statement to the Association. The Association shall not condition its approval of the release of the Bond on the satisfaction of any condition other than the payment of Assessments.

If the Association delivers to the escrow holder of the Bond a demand for remittance of the Bond or a portion thereof, or the proceeds thereof to the escrow holder of the Bond, which demand is accompanied by a written statement signed by an officer of the Association that the Declarant is delinquent in the payment of Regular or Special Assessments which have been levied by the Association against Units owned by the Declarant, then all or some specified portion of the security as demanded shall be remitted to the Association upon the Declarant's failure to give the escrow holder within forty (40) days after receipt of delivery of the demand by the escrow holder, the subdivider's written objection to remittance of the security. Both the Declarant and the Association shall adhere and comply with the terms of escrow instructions with the escrow depository of the Bond, which shall be in the form approved by the Department of Real Estate, with respect to the holding of the Bond, the return or remittance of the Bond and other disposition of matters set forth in said escrow instructions with respect to the Bond. Any dispute between the Declarant and the Association regarding the question of satisfaction of the conditions for exoneration or release of the security shall, at the request of either party, be submitted to Arbitration as provided in section 9.14E hereof.

9.13. **Fair Housing.** No Owner shall, either directly or indirectly, forbid or restrict the conveyance, encumbrance, leasing, or mortgaging, or occupancy of a Residential or Commercial Unit to any person of a specified race, sex, sexual orientation, age, marital status, color, religion, ancestry, physical handicap, or national origin.

9.14. **Dispute Resolution:** The Board is authorized to resolve any civil claim or action through alternative dispute resolution proceedings such as mediation, binding arbitration, or non-binding arbitration proceedings.

A. **Claims for Declaratory Relief or Enforcement of Project Documents:** Unless the applicable time limitation for commencing the action would run within 120 days, prior to the filing of a civil action solely for declaratory relief or injunctive relief to enforce the Project Documents, or for declaratory relief or injunctive relief to enforce the Project Documents in conjunction with a claim for monetary damages not in excess of Five Thousand Dollars ($5,000), the Board, or any Owner who seeks such relief, shall first endeavor to submit the matter to alternative dispute resolution in compliance with the provisions of California Civil Code Section 1354(b). The Board shall comply with the requirements of California Civil Code Section 1354(i) by providing Members of the Association annually with a summary of the provisions of California Civil Code Section 1354, including the following language: "Failure by any Member of the Association to comply with the pre-filing requirements of Section 1354 of the Civil Code may result in the loss of your rights to sue the Association or another Member of the Association regarding enforcement of the governing documents."

B. **Design or Construction Defect Claims:** Actions by the Association pertaining to or based upon a claim for defects in the design or construction of improvements within the Project against the Declarant, or any architect, engineer or other consultant, or any contractor, subcontractor or materials supplier engaged by or on behalf of Declarant for the design and/or construction of the Project, or any element thereof, or otherwise defined in Civil Code sections 896 or 897 as an Actionable Defect ("Claim"), shall be resolved and administered in accordance with Civil Code sections 895 through 945.5, and Civil Code sections 1375 and 1375.05, as such sections may be amended, revised or superseded, from time to time.

(1) If a Claim is subject to pre-litigation procedures in Civil Code sections 910 through 938, or any successor statutes, each Owner, and the Declarant, prior to filing any civil action, arbitration or action in judicial reference regarding such Claim shall comply with the prelitigation procedures of Civil Code sections 910 through 938. Notices of Claims shall specify all of the matters as set forth in Civil Code section 1368.4 and/or Civil Code sections 910 through 938, as applicable, and any successor statutes or laws.

(2) The Association and not the individual Members shall have the power to pursue any Claims for alleged construction defects in the Common Area or other improvements or property within the Project that the Association is obligated to maintain or repair under this Declaration. Any recovery by the Association with respect to any damage to or defect in the Common Area or other improvements or property within the Project that the Association is obligated to maintain or repair under this Declaration shall be utilized solely for the purpose of paying for the costs of obtaining the recovery and for correcting such damage or defect.

(3) If the Claim is not resolved by and pursuant to the prelitigation procedures of under Civil Code sections 910 through 9386, subject to the provisions of Civil Code section 1375 and 1375.05, then notwithstanding the provisions of California Code of Civil Procedure Section 1298.7, the Claim shall be resolved in accordance with the provisions of section 9.14.D of this Declaration [Judicial Reference], and section 9.14.E of this Declaration [Arbitration of Disputes].

C. **Notices to Members of Legal Proceedings Against Declarant**. In accordance with Civil Code Section 1368.4, at least 30 days prior to filing any civil action, including arbitration, against Declarant or other developer of the Project for alleged damage to (i) the Common Area, (ii) all or portions of Units which the Association is required to maintain, or (iii) the Units which arises from or is integrally related to alleged damage to the Common Area or all or portions of the Units which the Association is required to maintain, the Board shall provide written notice to each Member specifying each of the following:

(1) That a meeting will take place to discuss problems that may lead to the filing of a civil action;

(2) The options, including civil actions, that are available to address the problems; and

(3) The time and place of the meeting.

If the Association has reason to believe that the applicable statute of limitations will expire before the Association is able to give notice, hold the meeting and file the civil action, the Association may file the civil action first and then give the notice within thirty (30) days after filing of the action.

D. **Judicial Reference for Certain Disputes:** For any action by the Association or any Owner against the Declarant, any architect, engineer or other consultant, or any contractor, subcontractor or materials supplier engaged by or on behalf of Declarant for the design and/or construction of the Project, or any element thereof ("Developer Parties"), subject to the provisions of Civil Code sections 895 through 938, Civil Code section 1375 and Civil Code section 1375.05, or any other action by the Association or any Owner against the Declarant, except as otherwise provided herein, such claim shall be submitted to Judicial Reference as hereinafter provided:

(1) The dispute shall be submitted to binding general judicial reference pursuant to California Code of Civil Procedure Sections 638(1) through 645.1, or any successor statutes thereto pertaining to proceedings under judicial reference ("Judicial Reference"). The parties shall cooperate in good faith to ensure that all necessary and appropriate parties are included in the Judicial Reference proceeding. Declarant shall not be required to participate in the Judicial Reference proceeding unless it is satisfied that all necessary and appropriate parties will participate. The parties shall share the fees and costs of the Referee for the Judicial Reference proceeding as determined by the Referee.

(2) The Referee shall have the authority to try all issues, whether of fact or law, and to report a statement of decision to the court. The parties shall use the procedures adopted by Judicial Arbitration and Mediation Services ("JAMS") for judicial reference (or any other entity offering judicial reference dispute resolution procedures as may be mutually acceptable to the parties), provided that the following rules and procedures shall apply in all cases unless the parties agree otherwise:

(a) If the Declarant is a party to the Judicial Reference, then any fee to initiate the Judicial Reference shall be paid by Declarant, provided however, that the cost of the judicial reference shall ultimately be borne as determined by the Referee;

(b) The proceedings shall be heard in the County;

(c) The Referee must be a neutral and disinterested party who is a retired judge or a licensed attorney with at least ten (10) years' experience in relevant real estate matters;

(d) Any dispute regarding the selection of the Referee shall be resolved by JAMS or the entity providing the reference services, or, if no entity is involved, by the court with appropriate jurisdiction;

(e) The Referee may require one or more pre-hearing conferences;

(f) The parties shall be entitled to discovery, and the Referee shall oversee discovery and may enforce all discovery orders in the same manner as any trial court judge;

(g) A stenographic record of the Judicial Reference proceedings shall be made, provided that the record shall remain confidential except as may be necessary for post-hearing motions and any appeals;

(h) The Referee's statement of decision shall contain findings of fact and conclusions of law to the extent applicable;

(i) The Referee shall have the authority to rule on all post-hearing motions in the same manner as a trial judge;

(j) The Referee shall be authorized to provide all recognized remedies available in law or equity for any cause of action that is the basis of the Judicial Reference; and

(k) The statement of decision of the Referee upon all of the issues considered by the Referee shall be binding upon the parties, and upon filing of the statement of decision with the clerk of the court, or with the judge where there is no clerk, judgment may be entered thereon. The decision of the Referee shall be appealable as if rendered by the court.

(l) If submission of a disputed matter referenced in this section 9.14.D to Judicial Reference is not permitted under the then applicable law, then notwithstanding California Code of Civil Procedure Section 1298.7, if the dispute is not resolved through mediation, each Owner, the Association and Declarant shall resolve such dispute exclusively through binding arbitration pursuant to section 9.14.E of this Declaration.

(3) Judicial Reference shall only proceed for any matter that is subject to the requirements of California Civil Code section 1354 after the parties have attempted to reasonably comply with the alternative dispute resolution requirements set forth in California Civil Code section 1354, as same may be amended from time to time.

(4) Notwithstanding the foregoing, any dispute under sections 9.11 and 9.12 of this Declaration between the Declarant and the Association regarding the question of satisfaction of the conditions for exoneration or release of the security shall, at the request of either party, be submitted to arbitration pursuant to section 9.14.E of this Declaration.

E. **Arbitration of Disputes:** If a dispute is the subject of binding arbitration under this Declaration, the following shall apply:

(1) costs and fees of the arbitration, including ongoing costs and fees of the arbitration shall be paid as agreed by the parties, and, if the parties cannot agree, as determined by the arbitrator; provided, however, if the Declarant is a party to the arbitration, then any fee to initiate arbitration shall be paid by Declarant, but the cost of arbitration shall ultimately be borne as determined by the arbitrator;

(2) a neutral and impartial individual shall be appointed to serve as arbitrator, with the arbitrator to be selected by mutual agreement of the parties. If the parties are unable to agree on an arbitrator within fifteen (15) days after any party initiates the arbitration, a neutral and impartial arbitrator shall be selected by the JAMS. In selecting the arbitrator, the provisions of §1297.121 of the Code of Civil Procedure shall apply. An arbitrator may be challenged for any of the grounds listed in §1297.121, or in §1297.124 of the Code of Civil Procedure;

(3) venue of the arbitration to be in the County;

(4) the arbitration shall commence in a prompt and timely manner in accordance with (i) the Commercial Rules of the JAMS, or if the rules do not specify a date by which arbitration is to commence, then (ii) by a date agreed upon by the parties, and if they cannot agree as to a commencement date, (iii) a date determined by the arbitrator. The arbitrator shall apply California substantive law in rendering a final decision. The arbitrator shall have the power to grant all legal and equitable remedies and award compensatory damages. When the arbitrator is prepared to make the award, the arbitrator shall first so inform the parties, who shall have ten (10) days to attempt to resolve the matter by a binding agreement between them. If the parties resolve the matter, the arbitrator shall not make any award. If the parties do not so resolve the matter within the ten (10) day period, the arbitrator shall make the award on the eleventh day following the arbitrator's notice of being prepared to make the award;

(5) the arbitration shall be conducted in accordance with the Commercial Rules of the JAMS;

(6) the arbitration shall be conducted and concluded in a prompt and timely manner;

(7) the arbitrator shall be authorized to provide all recognized remedies available in law or equity for any cause of action that is the basis of arbitration;

(8) A judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of the award and an order of enforcement. The parties agree to be bound by the decision of the arbitrator, which shall be final and non-appealable.

(9) Preliminary Procedures. If state or federal law requires an Owner, the Association or Declarant to take steps or procedures before commencing an action in arbitration, then the Owner, the Association or Declarant must take such steps or follow such procedures, as the case may be, before commencing the arbitration. For example, any claim or Disputes pursuant to California Civil Code Section 895 et seq., as hereafter amended may be subject to the non-adversarial procedures set forth in California Civil Code Section 910 through 938, prior to the initiation of any arbitration. In addition, nothing contained herein shall be deemed a waiver or limitation of the provisions of California Civil Code Sections 1368.4, 1375, 1375.05 or 1375.1;

(10) Participation by Other Parties. An Owner, the Association and Declarant, to such extent any such party is defending a claim in the arbitration, may, if it chooses, have all necessary and appropriate parties included as parties to the arbitration;

(11) Federal Arbitration Act. Because many of the materials and products incorporated into the home are manufactured in other states, the development and conveyance of the Property evidences a transaction involving interstate commerce and the Federal Arbitration Act (9 U.S.C. §1 et seq.) now in effect and as it may be hereafter amended will govern the interpretation and enforcement of the arbitration provisions set forth herein;

(12) **ARBITRATION OF DISPUTES. BY EXECUTING THIS DECLARATION, DECLARANT, AND BY ACCEPTING A DEED TO ANY PORTION OF THE PROPERTY, EACH OWNER AND THE ASSOCIATION, SHALL BE DEEMED TO HAVE AGREED TO HAVE ANY DISPUTE DECIDED BY NEUTRAL ARBITRATION IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT AND THE CALIFORNIA ARBITRATION ACT, TO THE EXTENT THE CALIFORNIA ARBITRATION ACT IS CONSISTENT WITH THE FEDERAL ARBITRATION ACT, AND DECLARANT, THE ASSOCIATION AND EACH OWNER ARE GIVING UP ANY RIGHTS DECLARANT, THE ASSOCIATION AND EACH OWNER MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT TRIAL. DECLARANT, THE ASSOCIATION AND EACH OWNER ARE GIVING UP JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THIS "ARBITRATION OF DISPUTES" PROVISION. IF DECLARANT, THE ASSOCIATION OR ANY OWNER REFUSES TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, DECLARANT, THE ASSOCIATION OR SUCH OWNER MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE.**

9.15. **Number; Gender:** The singular and plural number and masculine, feminine and neuter gender shall each include the other where the context requires.

IN WITNESS WHEREOF, the undersigned, being the Declarant herein, has executed this Declaration this _____ day of _____, 200___, and hereby certifies that Declarant consents to the recordation of the Condominium Plan attached hereto as Exhibit "A" and incorporated herein pursuant to the requirements of California Civil Code §§ 1350--1372.


LEWIS STREET PARTNERS, LLC,
a California limited liability company

By:_____


STATE OF CALIFORNIA)

) ss.

COUNTY OF   )

On this ____ day of _____, 2006, before me, _____, a notary public for the state, personally appeared _____, known to me or proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

        WITNESS my hand and official seal.


Notary Public, State of California


Exhibit D
Tenant's Signage

